10/21

02060146

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO TD GUM (GUM Trading House)

*CURRENT ADDRESS 109012 Moscow
Red Square, 3
Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

FILE NO. 82- 4132 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 11/20/02

ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ГУМ

МОСКВА

JSC «GUM TRADING HOUSE»

2001

Годовой отчет

Москва — 2002 г.

СОДЕРЖАНИЕ:

INDEX:



ОАО «ТОРГОВЫЙ ДОМ ГУМ»

2001

Годовой отчет

Москва — 2002 г.

ОБРАЩЕНИЕ ПРЕЗИДЕНТА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Подводя итоги отчетного года, хочу особо подчеркнуть, что в 2001 году мы сумели не только сохранить свое лидирующее положение как крупнейшей торговой Компании, но и укрепить свои конкурентные позиции на потребительском рынке Москвы.

Успешной работе компании в немалой степени способствовала взвешенная Стратегия развития бизнеса, четко сориентированная на покупателей, имеющих доходы среднего и вышесредего уровня.

Наша Стратегия учитывает и сложившиеся различия магазинов нашей компании. Так, ГУМ на Красной площади, являясь самым старинным и известным магазином, расположенным в самом центре Москвы, заметно отличается своими традициями, форматом, покупательским сегментом, ассортиментом товаров и уровнем цен на них, набором предоставляемых услуг, формой организации торговли. И поэтому этот магазин имеет свою ярко выраженную Стратегию развития. Одновременно с этим на базе отдельных магазинов акционерного общества в настоящее время формируется розничная сеть однотипных универмагов.

Реализуя Стратегию ГУМа на Красной площади, мы продолжаем создавать в самом центре Москвы крупный и притягательный для покупателей торговый центр, на торговой площади которого (около 30 тыс. кв. м) должен быть представлен самый широкий ассортимент высококачественных товаров ведущих фирм-производителей. Для этого в интересах покупателей мы постоянно совершенствуем коммерческую политику, формируем потребительские комплексы и концентрируем их в определенных торговых зонах здания. Так, в 2001 году открыли самый крупный в Москве потребительский комплекс «Текстиль для дома» площадью 1 200 кв. м, салоны, предлагающие товары молодежной моды, впервые в ГУМе сформирован комплекс «Товары для детей». Эта работа продолжается в настоящее время и будет продолжена в дальнейшем.

Наша стратегическая задача — превратить ГУМ на Красной площади в современный, технически оснащенный торговый центр мирового уровня. Для этого мы ведем широкомасштабную реконструкцию этого исторического здания, которая предусматривает ввод новых торговых площадей, реставрацию существующих салонов, создание максимума комфорта для наших покупателей. Причем все работы по реконструкции ведутся в постоянно функционирующем магазине. Уже сегодня на бывших административных площадях 3-го этажа и антресолей открыто 14 новых современных салонов. Сюда покупатели теперь могут подняться на эскалаторах, а для удобства их передвижения дополнительно построены пешеходные мостики.

Освоение новых торговых площадей продолжается и сейчас. Уже через год весь 3-й этаж и значительная часть антресолей превратятся в торговую зону с современными салонами, ресторанами, кафе, кинотеатром, что значительно увеличит приток покупателей в наш магазин.

Мы стремимся максимально использовать все имеющиеся резервы наших площадей, преобразуя чердачные помещения в административные и складские.

В 2001 году мы приняли концептуальное решение кардинально реорганизовать бизнес в наших дочерних компаниях путем создания собственной розничной сети магазинов, поскольку в современных условиях отдельные относительно небольшие магазины динамично развиваться уже не могут.

Уже в марте т. г. в результате большой подготовительной работы начала функционировать сеть универмагов под названием «Стильный Город». После капитального ремонта зданий бывших магазинов «ГУМ-Будапешт» и «ГУМ-Красана» открыты два первых сетевых магазина. К 2005 году сеть «Стильный Город» будет состоять уже из 6—8 однотипных магазинов, в том числе и за счет приобретения новых торговых площадей.

Развитие розничной сети универмагов не будет ограничиваться только Москвой.

Для успешной реализации указанных выше стратегических задач потребовалось внедрение современной корпоративной информационной системы J. D. Edwards One World, которая позволила нам системно автоматизировать управление всем бизнесом, от закупки товаров до их продажи, всеми торгово-хозяйственными процессами и финансовыми потоками.

Одновременно мы оптимизировали организационную структуру акционерного общества, адаптировав ее к новым стратегическим задачам.

Благодаря плодотворной работе всего коллектива Компания успешно закончила отчетный год, и положительные результаты ее деятельности характеризуют нас как развивающуюся и финансово устойчивую компанию. Товарооборот за 2001 год составил 2 294 млн. руб. и увеличился по сравнению с 2000 годом на 240 млн. руб., валовой доход соответственно составил 952,4 млн. руб. и увеличился на 180,3 млн. руб., балансовая прибыль составила 515,6 млн. руб. и увеличилась на 47 млн. руб.

Достигнутые результаты позволяют выплатить акционерам дивиденды и активно продолжать инвестиционную политику по дальнейшему развитию и укреплению акционерного общества.

С уважением,
Президент
ОАО «Торговый Дом ГУМ»
В. Л. Вечканов


BALTMAN

ОТЧЕТ СОВЕТА ДИРЕКТОРОВ И ПРАВЛЕНИЯ ОАО «ТД ГУМ»

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ», ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 27 АПРЕЛЯ 2001 ГОДА

Ф.И.О.	Должность
1. Алхазов С. Л.	Президент ЗАО «Мосэкспо»
2. Астреина М. К.	Президент ЗАО «ИК Деловые Услуги»
3. Вечканов В. Л.	Президент ОАО «Торговый Дом ГУМ», Председатель Правления ОАО «Торговый Дом ГУМ»
4. Винчель М. Г.	Генеральный директор ОАО «ИК «Проспект»
5. Калинина Н. Г.	Генеральный директор Московского производственно-трикотажного объединения ЗАО «Красная Заря»
6. Корнеева Р. Я.	Председатель профкома местной общественной организации — первичной профсоюзной организации ОАО «Торговый Дом ГУМ»
7. Кузьмин О. В.	Генеральный директор ЗАО «Абсолют-Инвест»
8. Левковский Д. В.	Заместитель Главы представительства «Diversified Investment Company Limited» в г. Москве
9. Матвеева Т. В.	Генеральный директор ЗАО «Регистроникс»
10. Мусоргина Г. В.	Генеральный директор ЗАО «ГУМ-Подарки»
11. Никитин А. А.	Генеральный директор ЗАО «Московская ордена Трудового Красного Знамени обувная фабрика «Парижская коммуна»
12. Соколовский В. И.	Начальник Главного Управления охраны памятников г. Москвы
13. Теплухин П. М.	Президент Управляющей компании «Тройка-Диалог»
14. Филатов Р. А.	Вице-президент «Templeton Asset Management Ltd»
15. Фингер Г. М.	Исполнительный директор компании «Diversified Investment Company Limited»

СОСТАВ ПРАВЛЕНИЯ ОАО «ТД ГУМ»

Ф.И.О.	Должность
1. Вечканов В. Л.	Президент ОАО «Торговый Дом ГУМ» Председатель Правления ОАО «Торговый Дом ГУМ»
2. Есин В. П.	Вице-президент ОАО «Торговый Дом ГУМ»
3. Кирпичева Л. М.	Вице-президент ОАО «Торговый Дом ГУМ»
4. Степанов А. Т.	Вице-президент ОАО «Торговый Дом ГУМ»
5. Степанова В. Н.	Главный бухгалтер ОАО «Торговый Дом ГУМ»

СТРУКТУРА ОАО «ТД ГУМ»

ОАО «ТОРГОВЫЙ ДОМ ГУМ»

- ГУМ на Красной площади
- Магазины — структурные подразделения
- Торгово-складской комплекс «ГУМ-Карачарово»

В собственности Компании находится более пятнадцати крупных объектов недвижимости торгового и складского назначения, расположенных на территории города Москвы, а также торговые помещения в городе Костроме.

Здание «Верхних Торговых Рядов» (флагманский универмаг ОАО «Торговый Дом ГУМ») на Красной площади используется акционерным обществом на основании договора аренды, заключенного и оформленного в соответствии с требованиями законодательства. Компания имеет право использовать здание на Красной площади до 2042 года, а после этого имеет преимущественное право на возобновление арендных отношений на новый срок.

ОСНОВНЫЕ ИТОГИ ДЕЯТЕЛЬНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2001 ГОД

ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ ОАО «ТД ГУМ» В 2001 ГОДУ ХАРАКТЕРИЗУЮТСЯ СЛЕДУЮЩИМИ ПОКАЗАТЕЛЯМИ:

Наименование показателя	млн. руб.
Товарооборот	2 294
Валовой доход	952,4
Издержки обращения	497,8
Доходы от торговли	454,6
Сальдо прочих доходов и расходов	61,0
Балансовая прибыль	515,6
Прибыль к распределению	353,6


BOSS




FREDERICK'S OF HOLLYWOOD


DIM
ЖЕНСКОЕ
МУЖСКОЕ БЕЛЬЕ
GIESSWEIN

В 2001 году товарооборот ГУМа на Красной площади и магазинов — структурных подразделений по сравнению с прошлым годом возрос на 240 млн. руб., или 11,7% , и составил 2 294 млн. руб.

ДИНАМИКА ТОВАРООБОРОТА ОАО «ТОРГОВЫЙ ДОМ ГУМ»


2 500
2 000
1 500
1 000
500
0
млн. руб.
1997
1998
1999
2000
2001

За 2001 год балансовая прибыль по акционерному обществу возросла по сравнению с прошлым годом на 47 млн. руб., или на 10 %, и составила 515,6 млн. руб.

БАЛАНСОВАЯ ПРИБЫЛЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ»


млн. руб.
204,5
168,4
459,6
468,4
515,6
1997
1998
1999
2000
2001

Основными источниками прибыли стали: валовой доход от реализации товаров, который составил 346,3 млн. руб. и вырос по сравнению с прошлым годом на 50,9 млн. руб., или на 17%, и доходы от сдачи площадей в аренду, которые составили 606,1 млн. руб. и возросли соответственно на 129,4 млн. руб., или на 27%.

Издержки обращения за 2001 год составили 497,8 млн. руб., т. е. возросли по сравнению с 2000 годом на 159,3 млн. руб., или на 47 % .

Рост затрат связан прежде всего с увеличением на 21,1 млн. руб., или на 90%, расходов на содержание помещений, что произошло за счет увеличения тарифов на тепло и роста потребления электроэнергии в связи с передачей под торговую деятельность первой очереди третьего этажа здания ГУМа на Красной площади.

Также на 52,2 млн. руб., или в 2,3 раза, возросли расходы на ремонтно-строительные работы, на оплату труда — на 45,1 млн. руб., или на 50%. Соответственно начисления на заработную плату — на 14,7 млн. руб., расходы на торговую рекламу увеличились в 2 раза и составили 28,1 млн. руб., аренду зданий — на 4,0 млн. руб., или на 11 % .

Несмотря на объективные тенденции роста затрат, нашей Компанией постоянно проводится работа по более рациональному использованию трудовых материальных и финансовых ресурсов. Это позволяет не только сдерживать рост затрат, но и по отдельным статьям добиваться их абсолютного снижения. Так, транспортные расходы за истекший год сократились более чем на 500 тысяч рублей, или на 22%, расходы на подписку — на 37% и др. Снижение расходов на содержание автодорог составило 9,8 млн. руб., или 51%, налога на землю — 0,8 млн. руб., или 8%.

В результате доходы от торговой деятельности составили 454,6 млн. руб., что превысило их объем по сравнению с 2000 годом на 21 млн. руб.

В отчетном году превышение поступления прочих доходов над расходами составило 61 млн. руб., что на 26 млн. руб. выше аналогичного показателя в 2000 году. В основном это было связано за счет увеличения доходов от реализации ценных бумаг на 16,9 млн. руб., а также за счет роста доходов от курсовых разниц на 9,2 млн. руб.

Прибыль, полученная ОАО «ТД ГУМ» за 2000 год, в течение отчетного года была направлена на следующие цели:

- фонд потребления – 18,87 млн. руб.,
- фонд накопления – 72,21 млн. руб.,
- фонд капитальных вложений – 177,70 млн. руб.,
- фонд социальной сферы – 3,61 млн. руб.,
- благотворительный фонд – 3,00 млн. руб.,
- на выплату дивидендов – 72,00 млн. руб.

Всего – 347,09 млн. руб.



Фонд накопления **21%**
Фонд потребления **5%**
Дивиденды **21%**
Благотворительный фонд **1%**
Фонд соц. сферы **1%**
Фонд капит. вложений **51%**

Общая стоимость активов ОАО «Торговый Дом ГУМ» за 2001 год возросла на 283 миллиона рублей и составила 1 651 миллион рублей.

Коэффициент текущей ликвидности на 1 января 2002 составил 3,31 при нормативе 2. Улучшение текущей ликвидности акционерного общества произошло за счет увеличения остатка денежных средств на 155 млн. руб. и роста дебиторской задолженности на 52,6 млн. руб. (данное увеличение вызвано оплатой авансов по строительным работам, которые будут завершены в 2002 г., а также в связи с переплатой налогов в бюджет).

КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ


3,5
3,25
3
2,75
2,5
2000
2001

Коэффициент обеспеченности собственными оборотными средствами на 1 января 2002 г. составил 0,65 при нормативе 0,1.

КОЭФФИЦИЕНТ ОБЕСПЕЧЕННОСТИ СОБСТВЕННЫМИ ОБОРОТНЫМИ СРЕДСТВАМИ


0,66
0,65
0,64
0,63
2000
2001

Эти показатели характеризуют ОАО «ТД ГУМ» как финансово устойчивую и платежеспособную компанию.

ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ

ТОРГОВЫЕ ПЛОЩАДИ ОАО «ТД ГУМ» НА 1 ЯНВАРЯ 2002 ГОДА (КВ. М)

	Общая площадь	Торговая площадь
Общая площадь В т. ч.	167 253	41 155
Здание ГУМа на Красной площади	70 245	22 180
Здание Малого корпуса ГУМа	5 954	1 845
Здания московских и региональных магазинов	55 321	17 130
ТСК «ГУМ-Карачарово»	35 733	–

Обострение конкурентной борьбы на московском рынке требует от руководства Компании постоянной целенаправленной деятельности по сохранению лидирующей роли среди крупных торговых учреждений, расширению предлагаемого покупателям ассортимента продукции, улучшению условий и качества обслуживания.

Исходя из быстро меняющейся ситуации на потребительском рынке, появления в г. Москве новых крупных торговых центров, в связи с приходом в Россию международных торговых компаний, руководство акционерного общества внесло существенные коррективы в Стратегию развития Компании, сконцентрировав свои усилия на двух главных направлениях: развитие бизнеса во флагманском универмаге на Красной площади, и развитие московской и региональной сети розничных универмагов.

Первым направлением является развитие бизнеса в ГУМе на Красной площади, как уникального высокоэффективного торгового объекта, расположенного в самом центре Москвы. Реальное позиционирование флагманского ГУМа явилось, с одной стороны, результатом исторического развития магазина и принадлежности его к центральной торговой зоне, а с другой, результатом продуманной коммерческой политики, обусловленной динамикой и спецификой спроса на розничном рынке г. Москвы.

Несмотря на архитектурную особенность здания на Красной площади, коммерческая политика направлена на развитие ГУМа как универмага с широким спектром товарных групп. В этом смысле наиболее полно представлена группа «Мода» (одежда, обувь, аксессуары), в дополнение к ней предлагаются парфюмерия, косметика, подарки, часы, белье, чулочно-носочные изделия.

В отчетном году в ГУМе на Красной площади впервые были открыты новые торговые комплексы, предлагающие покупателям самый широкий выбор товаров для дома: интерьерный текстиль, декоративные ткани, постельное белье и принадлежности, махровые изделия и др.

Особо следует выделить создание в здании ГУМа на Красной площади целой сети салонов с самой разнообразной детской одеждой, охватывающей все возрастные группы от 0 до 16 лет, при этом с очень широкой ценовой гаммой.

И как продолжение детского комплекса в отчетном году в полном объеме заработал комплекс салонов, предлагающий молодежную моду. Наряду с предложением товаров, например фирмы «Marc O'Polo», являющимся высоким брэндом молодежной моды, покупателям предлагаются товары таких известных фирм, как «Benetton», «GAS», «Morgan» и др. с более низким ценовым уровнем.

Основными покупателями флагманского универмага ГУМа являются потребители с доходом 250—700 у. е. это в основном люди возрастной группы 25—45 лет. Данный сегмент характеризуется высокой частотой покупок по профильным товарным группам и в большей степени предпочитает совершать покупки в торговых центрах и универмагах. Он составляет около 12—15% от общего числа московских потребителей и дополняется приезжими из регионов, которые не могут купить модные товары по месту жительства. Следует отметить, что покупатели с доходом больше 700 у. е. также являются клиентами нашего уни-

СТРУКТУРА ТОВАРООБОРОТА ОАО «ТД ГУМ» в 2001 г.


Другие 11,0%
Продовольствие 2,3%
Галантерея 5,5%
Парфюмерия косметика 8,9%
Посуда 2,3%
Обувь 8,8%
Трикотаж 16,7%
Меха, головные уборы 4,4%
Одежда и белье 40,1%

вермага, но их доля несколько меньше. По результатам регулярных мониторингов, проводимых службой маркетинга, объем покупательских потоков ГУМа на Красной площади составляет 32 – 35 тысяч человек ежедневно.

Принимая во внимание ряд таких факторов, как рост доходов населения, увеличение покупательской активности, активизация конкурентной борьбы и более четкое позиционирование торговых объектов в центральной торговой зоне г. Москвы, ОАО «ТД ГУМ» осуществляет корректировку коммерческой политики. Ассортимент Универмага на Красной площади дополняется товарами более высоких и дорогих марок, а также товарами молодежной группы, при этом особое внимание уделяется соотношению цена – имидж — качество.

О классе магазина в настоящий момент можно судить по структуре площадей, отведенных под «модные» товары. Большую долю торговой площади занимают товары марок среднего и высокого уровня.

Уровень марки	Удельный вес в торговой площади (%)
Низкий	5
Средний	52
Высокий	35
Люкс	8

Компания интенсивно работает над оптимизацией ассортимента товаров на основании изучения потребительского спроса.

По сравнению с прошлым периодом возросли объемы продаж:

- «Одежды и белья» — на 16,3%. Были открыты новые салоны: «Cacharel», «Another Woman», «Eugen Klein», «OGGI» — женская одежда, «Morgan», «Ritter», «Gentlemen Top» — мужская одежда, «GAS», «Marc O'Polo», «4 You» – молодежные коллекции известных торговых марок Швеции, Италии, Голландии и др.;
- «Меховых изделий и головных уборов»— на 14,4% (за счет увеличения площади салона «Арктик» и расширения ассортимента);
- «Спорттоваров» — на 67,6% (за счет привлечения новых торговых марок и их централизации, расширения ассортимента, улучшения планировки торговых салонов после ремонта);
- «Стеклянной и фарфоровой посуды» — на 40,5% (за счет проведенной реорганизации салонов, смены поставщиков и обновления ассортимента);
- «Текстильных товаров для дома» — на 14,3% (за счет введения новых торговых площадей на третьем этаже с совершенными по дизайну салонами «Пьемонтекс», «Vossen», «Olivier Deforge», «Paradise», «Borido» и включения в ассортимент товаров различных ценовых уровней).


ОБУВЬ


Barker
ОБУВЬ


TISSOT

Вторым направлением стратегического развития акционерного общества является создание розничной сети современных универмагов (2000—5000 кв. м торговой площади), предлагающих клиентам широкий спектр товаров модного ассортимента (одежда, обувь, аксессуары). Розничная сеть ОАО «Торговый Дом ГУМ» будет иметь собственное сетевое название «Стильный Город», единое для всех входящих в него магазинов, единый фирменный стиль.

Из магазинов Компании, расположенных в различных районах г. Москвы и имеющих разные параметры (размер торговой площади, интенсивность покупательских потоков, степень конкурентного воздействия), для перспективного инвестирования и включения в состав розничной сети универмагов были выбраны магазины «ГУМ-Будапешт», «ГУМ-Красана», «ГУМ-Прага». Другие, за исключением магазина «ГУМ-Подарки», имеющего уникальные характеристики, будут переданы на среднесрочный период в аренду с целью освобождения финансовых и людских ресурсов и концентрации усилий Компании на организацию классических универмагов в отобранных объектах.

Основными клиентами сети универмагов «Стильный Город» станут потребители с доходом от 150 до 500 у. е. в месяц и ориентированные прежде всего на приобретение товаров среднего ценового диапазона. Доля этих клиентов на московском рынке составляет около 35 — 40%.

Долгосрочная стратегия Компании заключается в построении в нескольких крупных российских городах сети узнаваемых универмагов. Компания считает, что ее имидж, коммерческая политика и новая логистическая система даст ей преимущество в конкуренции, необходимое для того, чтобы стать первой национальной сетью универмагов в России.

Для достижения этих целей была продолжена стратегическая линия на широкомасштабную реконструкцию здания ГУМа на Красной площади, предусматривающая освоение новых торговых площадей, улучшение дизайна салонов и вестибюлей, обеспечение высокого уровня комфорта для покупателей и персонала.

КОРПОРАТИВНАЯ СИСТЕМА УПРАВЛЕНИЯ

Одним из направлений развития ОАО «Торговый Дом ГУМ» в отчетном году явилось внедрение с участием компании Ernst & Young корпоративной информационной системы J. D. Edwards One World. Основной задачей внедрения было качественное изменение механизма управления всеми бизнес-процессами в акционерном обществе

Ввод системы в рабочую эксплуатацию был осуществлен 15 ноября 2001 года, что позволило в настоящее время осуществлять централизованное управление товарными и материальными ресурсами и денежными потоками.

В ходе внедрения были полностью автоматизированы финансовый учет, логистика, товародвижение, складской учет.

Функциональность и открытая архитектура системы позволяет организовать электронный обмен данными с бизнес-партнерами, что и было реализовано в области обработки приходов с такими фирмами, как «Benetton», «Adidas», «Reebok», «Спортмастер». Ведутся работы по созданию интерфейса обмена данными и с другими поставщиками.

Посредством удаленного доступа становится возможным организовать и настроить работу пользователей в единой базе данных, без дополнительных затрат на отдельное серверное оборудование и отдельное программное обеспечение.

Система заказов, в настоящее время применяемая в ОАО «Торговый Дом ГУМ» в рамках системы J. D. Edwards One World, позволяет гибко планировать, контролировать и осуществлять закупки и оптовые отгрузки. В сочетании с электронным обменом данными становится возможным ввод заказа непосредственно на этапе отбора коллекции с последующим контролем поставки.

В настоящий момент ОАО «ТД ГУМ» имеет собственную команду профессионалов, способную самостоятельно поддерживать и продолжать развитие системы J. D. Edwards One World.


SALAMANDER
SALAMANDER


CARLO®
VENTURA
ОБУВЬ ИЗ ИТАЛИИ


Barker



В целях повышения эффективности торговых процессов ГУМ стремится использовать современные бизнес-технологии.

В международной сети Интернет по адресу **www.gum.ru** функционирует крупнейший по ассортименту и числу товарных позиций портал «Торговый Дом ГУМ».

Портал ГУМа позиционирован как проект многоканальной торговли и призван решать три основные задачи:

- привлекать внимание потенциальных покупателей к торговой марке ГУМа;
- знакомить посетителей с ассортиментом товаров в ГУМе на Красной площади;
- обеспечивать все возможности продажи и оплаты покупки средствами Интернет.

На портале представлен поэтажный план здания ГУМа на Красной площади, имеются схема проезда и парковки, новости моды и новости ГУМа, прогноз погоды, а также сведения о курсе акций ОАО «ТД ГУМ», оперативных торгово-финансовых показателях, составе органов управления акционерного общества, его организационной структуре.

РЕКЛАМНАЯ ДЕЯТЕЛЬНОСТЬ

Рекламная политика в 2001 году была направлена на укрепление имиджа ОАО Торговый Дом ГУМ» как торгового центра с целым комплексом товаров и услуг, расположенного в удобном для покупателей Москвы месте – в самом ее центре, вблизи известных архитектурных памятников, а также на стимулирование продаж путем увеличения покупательских потоков. Для этого в течение года проводилась рекламная кампания в СМИ, промо- и PR-акции в местах продаж. Рекламные мероприятия осуществлялись с учетом динамики покупательского спроса на товары, представленные в ГУМе.

Рекламная кампания в СМИ проводилась под девизом: «ГУМ—центр притяжения» и носила как имиджевый, так и информационный характер. При разработке плана кампании учитывались медиа-предпочтения целевой аудитории, выделенной в ходе исследований, которые проводились в 2000—2001 гг. Были задействованы все основные средства рекламы: пресса – журналы «Вог», «Космополитан», «Караван историй», «Вещь» (приложение к изданию «Эксперт»); наружная реклама: аренда щитовых конструкций в деловом центре столицы; радиостанция «Авторадио»; телевидение – НТВ, ТВ-6, ТНТ; распространение рекламных открыток Fly Cards в общественных местах Москвы.

В здании ГУМа на Красной площади были проведены ставшие уже традицией следующие крупные промо- и PR-акции: «Ароматы для любимых», «Новогодняя ярмарка», еженедельные показы мод у фонтана.

Начало сезонных распродаж товаров сопровождалось показом в центре здания ГУМа на Красной площади у фонтана новых коллекций ведущих фирм-производителей, представленных в ГУМе.

В настоящее время расширяется практика координации рекламной деятельности акционерного общества с нашими партнерами в целях более оптимального продвижения марок, продаваемых как в собственных салонах ГУМа, так и в арендных.

Эффективно использовались возможности радио и внутренняя реклама в здании ГУМа на Красной площади.

КАДРОВАЯ ПОЛИТИКА

В 2001 году работа с персоналом осуществлялась, исходя из стратегических целей и задач развития ОАО «Торговый Дом ГУМ».

Высокая конкуренция на московском рынке услуг диктует необходимость проведения целенаправленной кадровой политики в работе с персоналом, использования эффективной системы подбора, расстановки и продвижения кадров, использования наиболее эффективных методов стимулирования их труда.

Численность работников ОАО «ТД ГУМ» в 2001 году составила 2 194 человека и сократилась на 69 человек. Это произошло в связи с объединением секций, ликвидацией неэффективных подразделений и пересмотром необходимой численности по отдельным категориям работников.

Сокращение числа работников происходило при одновременном открытии 33 новых секций, штат которых в количестве 278 человек был полностью укомплектован.

Продолжалось совершенствование системы оплаты труда работников торгового зала, широко внедрялась система премирования по фиксированному проценту от товарооборота, в результате среднемесячный уровень продаж на 1-го работника торгового зала составил более 140 тыс. руб. против 122 тыс. руб. в 2000 г. Средняя заработная плата выросла по сравнению с 2000 годом на 54,5% и составила 5 569 руб.

С целью улучшения качества обслуживания покупателей, повышения профессионального мастерства работников торгового зала с ними проведен комплекс психологических тренингов. Всего их прошли 142 продавца из секций одежды для молодежи, по продаже текстиля и товаров для дома, других вновь открываемых салонов. Была также проведена квалификационная оценка продавцов, выработаны рекомендации по улучшению их работы.

В настоящее время формируется новая организационная структура управления акционерным обществом, проводятся подготовительные мероприятия по ее внедрению, идет работа над разработкой новых нормативных документов, осуществляются подбор и расстановка квалифицированных кадров для вновь создаваемых и реорганизуемых структур.

КАПИТАЛЬНЫЙ РЕМОНТ И РЕКОНСТРУКЦИЯ

Инвестиции в реконструкцию и капитальный ремонт здания ГУМа на Красной площади и структурных подразделений ОАО «ТД ГУМ» составили 192,5 млн. руб., из них 32,8 млн. руб. были компенсированы за счет фонда, образованного отчислениями из арендной платы за здание «Верхние Торговые Ряды».

Руководствуясь утвержденной программой Реставрационных и ремонтно-восстановительных работ по приспособлению здания-памятника «Верхние Торговые Ряды» на Красной площади к использованию в современных условиях в 2001 году были выполнены основные строительные и инженерные работы в 1-й четверти 3-го этажа и антресолей здания ГУМа на Красной площади (угол Красной площади и Ильинки). В эти работы вошли: установка 2 эскалаторов, монтаж 2 новых пешеходных мостиков, расширение проходов на балконах и другие сопутствующие работы. В торговый процесс вовлечены площади 2 200 кв. м 3-го этажа и 556 кв. м антресолей.

Новые помещения оборудованы центральной системой кондиционирования, выполнен комплекс мер по обеспечению пожарной безопасности здания ГУМа на Красной площади. Созданы максимальные удобства для покупателей.

Все работы проводились при полном согласовании с Главным управлением охраны памятников г. Москвы и под его контролем.

Одновременно проводилась большая подготовительная работа к реконструкции и ремонту 2-й четверти 3-го этажа и приспособлению чердачного пространства 4-го корпуса здания ГУМа на Красной площади для использования в административных целях. Проведен тендер на выполнение основных строительно-монтажных работ и заключен контракт с австрийской фирмой «MNR».

Кроме вышеперечисленных работ в 2001 г. были капитально отремонтированы торговые салоны общей площадью 5 000 кв. м. В подвале здания ГУМа на Красной площади за счет более рационального использования площадей технических помещений и проездов были организованы новые складские помещения площадью 580 кв. м.

В ходе реконструкции улучшается общее качество интерьера, создаются более комфортные условия для покупателей за счет установки эскалаторов, лифтов, кондиционирования и др. В результате реконструкции торговая площадь первого, второго и третьего этажей и часть антресольного этажа здания ГУМа на Красной площади возрастет более чем на треть и составит в перспективе около 30 000 кв. м.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Уставный капитал Компании составляет 60 000 000 (Шестьдесят миллионов) рублей и разделен на 60 000 000 (Шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 рубль. Каждая оплаченная обыкновенная акция дает ее владельцу право на участие в собраниях акционеров; право одного голоса по всем вопросам, по которым на собрании акционеров проводится голосование; право на получение дивидендов в суммах, которые законным образом определены общим собранием акционеров.



Объявленные акции для дополнительного размещения составляют 12 000 000 (Двенадцать миллионов) штук номинальной стоимостью 1 (Один) рубль на общую сумму 12 000 000 (Двенадцать миллионов) рублей.

По состоянию на 11 марта 2002 г. (учетная дата) реестр акционеров ОАО «ТД ГУМ» включает 10 020 акционеров: 93 юридических лица и 9 927 физических лиц, из них иностранных акционеров — 12 юридических и 93 физических лица.

ОАО «Торговый Дом ГУМ» за годы своего существования произведено пять выпусков ценных бумаг.

Именные обыкновенные акции ОАО «ТД ГУМ» постоянно котируются и торгуются на ведущих площадках России. Это Российская Торговая Система, Московская Межбанковская Валютная Биржа.

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Акционер	Доля в уставномкапитале (%)
ИНГ Депозитарий (номинальный держатель)	43,58
ЗАО Инвестиционная Компания «Деловые Услуги» (доверительный управляющий)	10,20
Коммерческий банк «Дж П Морган Банк Интернешнл» (номинальный держатель)	6,98
ЗАО «Объединенная депозитарная компания» (номинальный держатель)	6,01
ЗАО «Депозитарно-Клиринговая Компания» (номинальный держатель)	3,41

ОАО «ТД ГУМ» совместно с Бэнк оф Нью-Йорк (США) произведено размещение Американских Депозитарных Расписок 1-го уровня (АДР), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «ТД ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании регулярно производится конвертация акций в АДР и наоборот, в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «ТД ГУМ» активно обращаются на Франкфуртской, Берлинской и Штутгартской биржах , а также на внебиржевом рынке США.

КУРС АКЦИЙ ОАО «ТОРГОВЫЙ ДОМ ГУМ»


1,8
1,6
1,4
1,2
1
0,8
0,6
03.01.01
17.01.01
31.01.01
14.02.01
28.02.01
14.03.01
28.03.01
11.04.01
25.04.01
09.05.01
23.05.01
06.06.01
20.06.01
04.07.01
18.07.01
01.08.01
15.08.01
29.08.01
12.09.01
26.09.01
10.10.01
24.10.01
07.11.01
21.11.01
05.12.01
19.12.01


FELICI

Предложения по распределению прибыли, полученной в 2001 году, и основные направления развития ОАО «ТД ГУМ» на 2002 г.

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2001 ГОДУ

Предлагается для утверждения распределение прибыли, полученной в 2001году по «ОАО Торговый Дом ГУМ», по следующим направлениям:

- фонд потребления – 31,77 млн. руб.,
- фонд накопления – 6,22 млн. руб.,
- фонд капитальных вложений – 220,0 млн. руб.,
- фонд социальной сферы – 5,57 млн. руб.,
- на выплату дивидендов – 90,0 млн. руб.,

Всего – 353,56 млн. руб.


Фонд соц. сферы **2%**
Дивиденды **25%**
Фонд потребления **9%**
Фонд накопления **2%**
Фонд капит. вложений **62%**

ДИВИДЕНДЫ

По результатам работы за 2001 год Совет директоров ОАО «Торговый Дом ГУМ» рекомендует общему годовому собранию акционеров выплатить дивиденды в размере 1 рубль 50 копеек на одну обыкновенную акцию номинальной стоимостью 1 рубль.

РАЗМЕР ДИВИДЕНДОВ (РУБЛЕЙ) НА ОДНУ ОБЫКНОВЕННУЮ АКЦИЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»


2
1,5
1
0,5
0
1996
1997
1998
1999
2000
Рекомендовано 2001

ОСНОВНЫЕ НАПРАВЛЕНИЯ РАЗВИТИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ» НА 2002 г.

В 2002 году деятельность акционерного общества сосредотачивается на следующих основных направлениях:

1. Усиление конкурентных позиций акционерного общества на потребительском рынке за счет совершенствования коммерческой работы для наиболее полного удовлетворения покупательского спроса, создания максимально комфортных условий и повышения качества обслуживания покупателей.

2. Дальнейшее укрепление финансового состояния компании, рост ее капитализации, повышение доходности бизнеса и дивидендов акционеров.

3. Продолжение реставрационных и капитальных работ по превращению ГУМа на Красной площади в современный, технически оснащенный торговый центр мирового уровня. Осуществление комплекса мероприятий по увеличению торговых площадей за счет эффективного освоения вновь создаваемой торговой зоны на антресолях и 3-м этаже здания.

4. Эффективное использование торговых площадей, оптимизация площадей существующих и вновь открываемых салонов, рациональное их размещение в торговых зонах здания ГУМа на Красной площади

5. Организация и развитие централизованной розничной сети универмагов «Стильный Город».

6. Поиск и подбор стратегических торговых партнеров, совершенствование механизма взаимоотношений с ними, открытие высокодоходных салонов торговых марок ведущих фирм-производителей мира.

7. Формирование новой организационной структуры управления акционерным обществом для повышения эффективности управления бизнесом, используя возможности функционирующей корпоративной информационной системы J. D. Edwards One World.

БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТД ГУМ»

БАЛАНС ПРЕДПРИЯТИЯ
НА 1 ЯНВАРЯ 2002 г.

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05), в том числе:	110	1 741	2 697
патенты, лицензии, товарные знаки, иные аналогичные с перечисленными правами активы	111	1 741	2 697
Организационные расходы	112		
Деловая репутация организаций	113		
Основные средства (01, 02, 03), в том числе:	120	228 297	259 091
земельные участки и объекты природопользования	121		
здания, машины, оборудование и др. основные средства	122	228 297	259 091
Незавершенное строительство (07, 08, 16, 61)	130	26 660	65 965
Доходные вложения в материальные ценности (03)	135		
в том числе им-во для передачи в лизинг	136		
Им-во, предоставляемое по договору проката	137		
Долгосрочные финансовые вложения (06, 82), в том числе:	140	198 721	221 221
инвестиции в дочерние общества	141	33 412	26 378
инвестиции в зависимые общества	142		
инвестиции в другие организации	143	2 586	3 255
займы, предоставленные организациям на срок более 12 месяцев	144	810	1 525
прочие долгосрочные финансовые вложения	145	161 913	190 063
Прочие внеоборотные активы	150		
Итого по разделу I	190	455 419	548 974
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы, в том числе:	210	325 594	379 754
сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	21 541	28 314
животные на выращивании и откорме (11)	212		
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	77	5 966
готовая продукция и товары для перепродажи (16, 40, 41)	214	303 213	344 883
товары отгруженные (45)	215		
расходы будущих периодов (31)	216	763	591
прочие запасы и затраты	217		
НДС по приобретенным ценностям (19)	220	57 054	59 921
Дебиторская задолженность (после 12 мес.), в том числе:	230	1 617	1 644
покупатели и заказчики (62, 76, 82)	231	334	324
векселя к получению (62)	232		
задолженность дочерних и зависимых обществ (78)	233		
авансы выданные (61)	234		10
прочие дебиторы	235	1 283	1 310
Дебиторская задолженность(в течение 12 мес.), в том числе:	240	90 410	143 006
покупатели и заказчики (62, 76, 82)	241	25 035	24 676
векселя к получению (62)	242		

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
задолженность дочерних и зависимых обществ (78)	243	12 137	2 612
задолженность участников (учредителей) по взносам в уставный капитал (75)	244		
авансы выданные (61)	245	6 237	48 548
прочие дебиторы	246	47 001	67 170
Краткосрочные финансовые вложения (56, 58, 82), в том числе:	250	117 942	42 081
Займы, предоставленные организациям на срок менее 12 месяцев	251	5 498	1 125
собственные акции, выкупленные у акционеров	252		
прочие краткосрочные финансовые вложения	253	112 444	40 956
Денежные средства, в том числе:	260	320 182	475 498
касса (50)	261	1 417	2 152
расчетные счета (51)	262	221 619	231 713
валютные счета (52)	263	77 971	219 534
прочие денежные средства (55,56,57)	264	19 175	22 099
Прочие оборотные активы	270		
Итого по разделу II	290	912 799	1 101 904
БАЛАНС (сумма строк 190 + 290)	300	1 368 218	1 650 878

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	60 000	60 000
Добавочный капитал (87)	420	199 829	153 946
Резервный капитал (86)	430	7 570	9 000
в том числе:			
резервы, образованные в соответствии с законодательством	431	7 570	9 000
резервы, образованные в соответствии с учредительными документами	432		
Фонд социальной сферы (88)	440	4 689	4 689
Фонд накопления (88)	441	377 612	611 552
Фонд потребления (88)	442	72 982	77 960
Целевые финансирование и поступления (96)	450		1
Нераспределенная прибыль прошлых лет (88)	460	347 087	
Непокрытый убыток прошлых лет (88)	465		
Нераспределенная прибыль отчетного года (88)	470		353 564
в т.ч. доля меньшинства	471		
Непокрытый убыток отчетного года (88)	475		
в т.ч. доля меньшинства	476		
Итого по разделу III	490	1 069 769	1 270 712
Доля меньшинства в уставном капитале	491		
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92,95)	510		
в том числе:			
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511		
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512		
прочие долгосрочные обязательства	520		
Итого по разделу IV	590		

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (90, 94)	610		
в том числе:			
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611		
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612		
Кредиторская задолженность	620	290 169	323 481
в том числе:			
поставщики и подрядчики (60,76)	621	242 588	287 876
векселя к уплате (60)	622		
Задолженность перед дочерними и зависимыми обществами (78)	623	27 467	7 826
Задолженность перед персоналом организации (70)	624		
Задолженность перед государствен. и внебюджетными фондами (69)	625	2 566	3 925
Задолженность перед бюджетом (68)	626	10 542	9 502
авансы полученные (64)	627		6 441
прочие кредиторы	628	7 006	7 911
Задолж. участникам (учредителям) по выплате доходов (75)	630	3 749	9 894
Доходы будущих периодов (83)	640	4 531	46 791
Резервы предстоящих расходов (89)	650		
Прочие краткосрочные обязательства	660		
Итого по разделу V	690	298 449	380 166
БАЛАНС (сумма строк 490 + 590 + 690)	700	1 368 218	1 650 878

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование забалансового счета	Код стр.	На начало года	На конец года
1	2	3	4
Арендованные основные средства (001)	910		
в том числе по лизингу	911		
Товарно-материальные ценности, принятые на ответственное хранение (002)	920	104,00	
Товары, принятые на комиссию (004)	930	16 487,00	59 755,00
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	730,00	2 560,00
Обеспечение обязательств и платежей полученные (008)	950		
Обеспечение обязательств и платежей выданные (009)	960		
Износ жилфонда (014)	970		
Износ объектов внешнего благоустройства и других аналогичных объектов (015)	980		

ОТЧЕТ О ФИНАНСОВЫХ РЕЗУЛЬТАТАХ
С 1 ЯНВАРЯ 2001 ПО 1 ЯНВАРЯ 2002
ФОРМА № 2 ПО ОКУД

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
I. ДОХОДЫ И РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ			
Выручка (нетто) от реализации товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналог. обязательных платежей)	10	1 863 813	1 670 113
в т. ч. от продажи:			
розничная торговля	11	1 250 570	1 190 521
От совместного исп. площадей	12	606 071	476 645
Платные услуги	13	7 172	2 947
Себестоимость реализации товаров , продукции, работ, услуг	20	911 407	898 019
в т. ч. проданных	21	907 904	895 932
	22		
	23	3 503	2 087
Валовая прибыль	29	952 406	772 094
Коммерческие расходы	30	497 836	338 497
Управленческие расходы	40		
Прибыль(убыток) от реализации (строки 010-020-030-040)	50	454 570	433 597
II. ОПЕРАЦИОННЫЕ ДОХОДЫ И РАСХОДЫ			
Проценты к получению	60	2 692	4 966
Проценты к уплате	70		
Доходы от участия в других организациях	80	25 412	25 913
Прочие операционные доходы	90	526 390	27 1 391
Прочие операционные расходы	100	534 170	298 556
III. ВНЕРЕАЛИЗАЦ. ДОХОДЫ И РАСХОДЫ			
внереализационные доходы	120	83 499	75 880
внереализационные расходы	130	42 820	44 761
Прибыль(убыток) до налогообложения	140	515 573	468 430
Доля меньшинства	145		
Налог на прибыль и иные обязательные платежи	150	162 009	121 343
Прибыль(убыток) от обычной деятельности	160	353 564	347 087
Доля меньшинства	165		
IV. ЧРЕЗВЫЧАЙНЫЕ ДОХОДЫ И РАСХОДЫ			
Чрезвычайные доходы	170		
Чрезвычайные расходы	180		
Чистая прибыль (Нераспределенная прибыль (убыток) отчетного периода) (строки 160 + 170 - 180)	190	353 564	347 087
Доля меньшинства	195		

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
СПРАВОЧНО			
Дивиденды, приходящиеся на одну акцию:			
по привилегированным	201		
по обычным	202		
Предполагаемые в следующем отчетном году суммы дивидендов, приходящихся на 1 акцию			
по привилегированным	203		
по обычным	204		

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный период		За предыдущий период	
		Прибыль	Убыток	Прибыль	Убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210		5		73
Прибыль убыток прошлых лет	220	1 918	7 524	2 424	152
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	19	342	82	3
Курсовые разницы по операциям в иностранной валюте	240	37 692	29 496	41 633	42 612
Снижение себестоимости материально-производственных запасов на конец отчетного года	250				
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	123	2 560	548	774

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА
ФОРМА № 3 ПО ОКУД

Наименование показателя	Код стр.	Остаток на начало года	Поступило в отчетном году	Израсходовано в отчетном году	Остаток на конец года
1	2	3	4	5	6
1. СОБСТВЕННЫЙ КАПИТАЛ					
Уставный (складочный) капитал	10	60 000			60 000
Добавочный капитал	20	199 829		45 883	153 946
в т.ч. прирост стоимости имущества по переоценке	21				
Резервный фонд	30	7 570	1 430		9 000
Нераспределенная прибыль отчетного года	40		353 564		353 564
Нераспределенная прибыль прошлых лет	50	347 087		347 087	
	51				
Фонды социальной сферы	60	4 689	4 832	4 832	4 689
в т.ч. фонд накопления (накоп., капвлож., прочие)	61	377 612	387 423	153 483	611 552
в т.ч. фонд потребления	62	72 982	18 570	13 592	77 960
Целевое финансирование и поступления	70				
в т. ч. из бюджета	71		1		1
	72				
	73				
Итого по разделу I	79	1 069 769	764 390	563 447	1 270 712
Резервы предстоящих расходов	80				
в т. ч.	81				
	82				
	83				
Итого по разделу II	89				
III. Оценочные резервы – всего	90				
	91				
	92				
Итого по разделу III	99				

Наименование показателя	Код стр.	За отчетный период	За предыдущий период
1	2	3	4
Величина капитала на начало отч. года	100	60 000	60 000
Увеличение капитала — всего	110		
В том числе:			
за счет дополнит. выпуска акций	111		
за счет переоценки активов	112		
за счет прироста имущества	113		
за счет реорганизации юридического лица	114		
за счет доходов, кот. в соответствии с правилами бухучета относ. непоср. на увелич. капитала	115		
Уменьшение капитала — всего	120		
в т. ч. за счет уменьшения номинала акций	121		
за счет уменьшения количества акций	122		
за счет реорганизации юридического лица	123		
за счет расходов, кот. в соответствии с правилами бухучета относ. непоср. на уменьш.. капитала	124		
Величина капитала на конец отчетного периода	130	60 000	60 000

СПРАВКИ

Наименование показателя	Код стр.	Остаток на начало	Остаток на конец
1	2	3	4
1) Чистые активы	150	1 049 501	1 306 770

Наименование показателя	Код стр.	Из бюджета		Из отраслевых и межотраслевых фондов	
		за отчетный год	за предыдущий год	за отчетный год	за предыдущий год
2) Получено на расх. по обычн. видам деят.:	160	3	4	5	6
финансирование капитальных вложений	161				
финансирование научно-исследовательских работ	162				
возмещение убытков	163				
социальное развитие	164				
прочие цели	165				
Капвложения во внеоборотные активы в т.ч.	170 171				

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

ФОРМА № 4 ПО ОКУД

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	*по инвестиц. деятельности*	*по финансовой деятельности*
1	2	3	4	5	6
1.Остаток денежных средств на начало года	10	303 383			
2.Поступило денежных средств - всего	20	4 384 085	4 320 579	63 349	157
в том числе:					
выручка от реализации товаров, продукции, работ и услуг	30	2 605 759	2 605 759		
выручка от реализации основных средств и иного имущества	40	210		159	51

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	по инвестиц. деятельности	по финансовой деятельности
1	2	3	4	5	6
авансы, полученные от покупателей (заказчиков)	50	2 783	2 783		
бюджетные ассигнования и иное целевое финансирование	60				
Безвозмездно	70				
кредиты полученные	80	179 225	179 225		
Займы полученные	85				
дивиденды, проценты по финансовым вложениям	90	106			106
прочие поступления	110	1 596 002	1 532 812	63 190	
3.Направлено денежных средств — всего	120	4 231 486	3 572 110	519 344	88 944
в том числе:					
на оплату приобретенных товаров, работ, услуг	130	1 698 171	1 698 171		
на оплату труда	140	13 279			
отчисления на социальные нужды	150	37 809			
на выдачу подотчетных сумм	160	11 169	11 169		
на выдачу авансов	170	59 180	59 180		
на оплату долевого участия в строительстве	180				
на оплату машин, оборудования и транспортных средств	190	6 894		6 894	
на финансовые вложения	200	545 239		512 450	32 789
на выплату дивидендов					
Процентов	210	56 155			56 155
на расчеты с бюджетом	220	452 740	452 740		
на оплату процентов по полученным кредитам, займам	230				
прочие выплаты, перечисления и т.п.	250	1 350 850	1 350 850		
4.Остаток денежных средств на конец отчетного периода	260	455 982			
СПРАВОЧНО:					
Из строки 020 поступило по наличному расчету(кроме данных					
по строке 100) — всего	270	78 998			
в том числе по расчетам:					
с юридическими лицами	280	2 108			
с физическими лицами	290	76 890			
из них с применением					
контрольно-кассовых аппаратов	291	76 890			
бланков строгой отчетности	292				
Наличные денежные средства:					
поступило из банка в кассу организации	295	7 323			
сдано в банк из кассы организации	296	49 536			

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ
ФОРМА № 5 ПО ОКУД

1. ДВИЖЕНИЕ ЗАЁМНЫХ СРЕДСТВ

Наименование показателя	Код стр.	Остаток на начало года	Получено	Погашено	Остаток на конец года
1	2	3	4	5	6
Долгосрочные кредиты банков	110				
в том числе не погашенные в срок	111				
Прочие долгосрочные займы	120				
в том числе не погашенные в срок	121				
Краткосрочные кредиты банков	130		179 225	179 225	
в том числе не погашенные в срок	131				
Прочие краткосрочные займы	140				
в том числе не погашенные в срок	141				

2. ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
Дебиторская задолженность краткосрочная	210	90 410	3 552 259	3 499 663	143 006
в том числе просроченная	211	69	20 376	69	20 376
из нее длительностью свыше 3 месяцев	212	69	20 376	69	20 376
Долгосрочная	220	1 617	111	84	1 644
в том числе просроченная	221	3	75	68	10
из нее длительностью свыше 3 месяцев	222	3	75	68	10
из стр.220 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	223	1 617	111	84	1 644
Кредиторская задолженность:					
Краткосрочная	230	283 987	4 509 385	4 470 076	323 296
в том числе просроченная	231	34 789	38 622	34 789	38 622
свыше 3 месяцев	232	34 789	38 622	34 789	38 622
Долгосрочная	240	6 182	185	6 182	185
в том числе просроченная	241	6 182	185	6 182	185
из нее длительностью свыше 3 месяцев	242	6 182	185	6 182	185
из стр.240 задолж.,платежи по которой ожид.					
более чем через 12 мес.после отчетной даты	243	6 182	185	6 182	185
Обеспечения:					
Полученные	250				
в том числе от третьих лиц	251				
Выданные	260				
в том числе третьим лицам	261				

СПРАВКИ К РАЗДЕЛУ 2

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
1) Движение векселей					
Векселя выданные	262				
в том числе просроченные	263				
Векселя полученные	264				
в том числе просроченные	265				
2)Дебиторская задолженность					
по отгрузке продукции (работ, услуг) по фактической себестоимости	266	25 369	1 665 190	1 665 559	25 000

3) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-ДЕБИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		всего	в т. ч. длительностью свыше 3 месяцев
1	2	3	4
Коне Лифте ЗАО	270	2 240	
Лидер Компания ООО	271	14 333	
Маяк К	272	3 813	
ОКП Универсал	273	2 678	
Санст ООО	274	1 361	
Теамонтаж	275	6 215	

4) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-КРЕДИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		всего	в т. ч. длительностью свыше 3-х месяцев
1	2	3	4
Большевичка МАО	280	4 548	
Ностальжи ТК ООО	281	7 160	
Стиль Бранд ООО	282	5 415	
Версалия ТД ЗАО	283	8 564	
Оптим - 98 ООО	284	6 715	
Восток-Поликом	285	10 200	
Холдинг-Центр ТД	286	45 607	

3. АМОРТИЗИРУЕМОЕ ИМУЩЕСТВО

Наименование показателя	Код стр.	Остаток на начало года	Поступило (введено)	Выбыло	Остаток на конец года
1	2	3	4	5	6
I. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ					
Права на объекты интеллектуальной (промышленной) собственности	310	2 195	1 681	180	3 696
в том числе права,возникающие:					
из авторских и иных договоров на произв-я науки, лит-ры, искусства, и объекты смежных прав, на программы ЭВМ базы данных и др.	311	2 195	1 681	180	3 696
из патентов на изобретения, промыш-е образцы, коллекц. достижения, из свидет-на полезные модели, тов.знаки и знаки обслуж-я или лиценз-х дог-в на их использование	312				
из прав на ноу-хау	313				
Права на пользование обособленными природными объектами	320				
Организационные расходы	330				
Деловая репутация организации	340				
Прочие	349	151			151
Итого(сумма строк 310+320+330+340+349)	350	2 346	1 681	180	3 847
II. ОСНОВНЫЕ СРЕДСТВА					
Земельные участки и объекты природопользования	360				
Здания	361	180 321	280	8 336	172 265
Сооружения	362	280		280	
Машины и оборудование	363	83 746	53 476	2 355	134 867
Транспортные средства	364	6 361	1 107	550	6 918
Инструмент, производственный и хозяйственный инвентарь	365	616	216	123	709
Рабочий скот	366				
Продуктивный скот	367				
Многолетние насаждения	368				
Другие виды основных средств	369	15		4	11
Итого(сумма строк 360-369)	370	271 339	55 079	11 648	314 770
в том числе:					
производственные	371	264 523	54 565	11 637	307 451
непроизводственные	372	6 816	514	11	7 319
III. ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ					
Имущество для передачи в лизинг	381				
Имущество,предоставл.по дог.проката	382				
Прочие	383				
Итого (сумма строк 391-383)	385				

СПРАВКИ К РАЗДЕЛУ 3

Наименование показателя	Код стр.	На начало года	Остаток на конец года
1	2	3	4
Из строки 371, графы 3 и 6:			
передано в аренду - всего	387	63 901	48 515
в том числе:			
Здания	388	48 374	48 374
Сооружения	389	15 527	141
	390		
Износ амортизируемого имущества:			
нематериальных активов	393	605	1 150
основных средств — всего	394	43 042	55 679
в том числе:			
зданий и сооружений	395	28 437	27 723
машин, оборудования, транспортных средств	396	14 277	27 643
других	397	328	313
доходных вложений в материальные ценности	398		
СПРАВОЧНО			
Результат по индексации в связи с переоценкой основных средств:			
первоначальной (восстановительной) стоимости	401		
износа	402		
Имущество, находящееся в залоге	403		
Ст-ть аморт. имущ-ва, по которому аморт.не начисл. - всего	404		
В т.ч. нематериальных активов	405		
основных средств	406		

4. ДВИЖЕНИЕ СРЕДСТВ ФИНАНСИРОВАНИЯ ДОЛГОСРОЧНЫХ ИНВЕСТИЦИЙ И ФИНАНСОВЫХ ВЛОЖЕНИЙ

Наименование показателя	Код стр.	Остаток на начало года	Начислено (образовано)	Использовано	Остаток на конец года
1	2	3	4	5	6
Собственные средства предприятия - всего	410	802 370	764 390	518 994	1 047 766
в том числе:					
прибыль, оставшаяся в распоряжении организации	411	347 087	353 564	347 087	353 564
фонд накопления и фонд кап. вложений	412	377 612	387 423	153 483	611 552
фонд потребления и социальной сферы	413	77 671	23 402	18 424	82 649
Прочие	414		1		1
Привлеченные средства - всего	420		179 225	179 225	
в том числе:					
кредиты банков	421		179 225	179 225	
заемные средства других предприятий	422				
долевое участие в строительстве	423				
из бюджета	424				
из внебюджетных фондов	425				
Прочие	426				
Всего собственных и привлеченных средств (сумма строк 410 и 420)	430	802 370	943 615	698 219	1 047 766
СПРАВОЧНО					
Незавершенное строительство	440	26 660	108 848	69 543	65 965
Инвестиции в дочерние общества	450	33 412		7 034	26 378
Инвестиции в зависимые общества	460				

5. ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Наименование показателя	Код стр.	Долгосрочные		Краткосрочные	
		на начало года	на конец года	на начало года	на конец года
1	2	3	4	5	6
Паи и акции других организаций	510	35 998	29 633		
Облигации и другие долговые обязательства	520	11 418	7 464	112 444	40 956
Предоставленные займы	530	810	1 525	5 498	1 125
Прочие	540	150 495	182 599		
СПРАВОЧНО					
По рыночной стоимости облигации и другие ценные бумаги	550				

6. ЗАТРАТЫ, ПРОИЗВЕДЕННЫЕ ОРГАНИЗАЦИЕЙ

Наименование показателя	Код стр.	За отчетный год	За предыдущий год
1	2	3	4
Материальные затраты	610	216 941	123 895
	611		
	612		
	613		
Затраты на оплату труда	620	135 822	90 769
Отчисления на социальные нужды	630	49 901	35 200
Амортизация основных средств	640	13 105	8 034
Прочие затраты	650	82 067	80 599
	651		
	652		
	653		
Итого по элементам затрат	660	497 836	338 497
Из общей суммы затрат отнесено на непроизводственные счета	661	3 146	6 599
Изменение остатков (прирост, уменьшение) незавершенного производства	670		
расходов будущих периодов	680		
резервов предстоящих расходов	690		

7. СОЦИАЛЬНЫЕ ПОКАЗАТЕЛИ

Наименование показателя	Код стр.	Причитается по расчету	Израсходовано	Перечислено в фонды
1	2	3	4	5
Отчисления на социальные нужды				
В фонд социального страхования	710	5 539	4 395	1 229
В Пенсионный фонд	720	38 860		35 405
В фонд занятости	730			
На медицинское страхование	740	4 996		4 535
Отчисления в негосуд. пенсионные фонды	750			
Страх. взносы догов. добров.страхов., пенсий	755			
Среднесписочная численность работников	760			
Денежные выплаты и поощрения, не связ. с произв. продукции, вып. работ, оказ. услуг	770			
Доходы по акциям и вкладам в имущ. организации	780			

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТД ГУМ» ЗА 2001 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «ТД ГУМ» подготовлена в соответствии с Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 года № 129 - ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года № 34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 9 декабря 1998 года № 60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 6 июля 1999 года № 43н, и другими нормативными актами РФ, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

За 2001 год прибыль до налогообложения составила 515,6 млн. руб. и возросла по сравнению с прошлым годом на 10%, прибыль от продаж — на 4,8%. Следует отметить, что в 2001 году коммерческие расходы увеличились на 47,1% по сравнению с 2000 годом и составили 497,8 млн. руб. В ходе проведенного анализа коммерческих расходов ревизионной комиссией установлено, что рост по статьям: «расходы на содержание зданий и помещений» — на 89,9%, «расходы на ремонт основных средств» в 2,3 раза, «расходы на оплату труда» на 49,6% произошел в основном в результате увеличения тарифов на теплоснабжение и потребления коммунальных услуг в связи с расширением торговых площадей и организацией торговых секций на 3-м этаже. Операционные, внереализационные доходы и расходы в абсолютных суммах существенно не изменились. После начисления налогов и иных обязательных платежей прибыль от обычной деятельности составила 353,6 млн. руб.

Дебиторская задолженность возросла за 2001 год на 52,6 млн. руб., на 42,3 млн. руб. увеличилась сумма авансов, выданных по работам, завершение которых по договорам относится на 2002 год, на 20,6 млн. руб. увеличилась задолженность бюджета перед обществом по налогам. Кредиторская задолженность за год возросла на 11,5%, а по расчетам с поставщиками и подрядчиками на — 18,7% при росте запасов на 16,6%, что связано с изменениями в оплате товаров по договорам купли - продажи.

В 2001 году в акционерном обществе была обеспечена сохранность товарно-материальных ценностей.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «ТД ГУМ» на отчетные даты. Проведены проверки эффективности использования собственных оборотных средств, состояния дебиторской и кредиторской задолженности, а также состояние работы по внедрению новых программных продуктов в деятельности общества.

В ходе проверки бухгалтерской отчетности ОАО «ТД ГУМ» внешним независимым аудитором ЗАО аудиторско-консультационная фирма «Современные бизнес-технологии», утвержденным решением общего собрания акционеров, бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 2001 год.

С учетом изложенного Ревизионная комиссия подтверждает достоверность баланса акционерного общества на 1 января 2002 года в сумме 1 650,9 млн. рублей, финансовую и имущественную устойчивость ОАО «ТД ГУМ».

Ревизионная комиссия рекомендует принять меры по совершенствованию коммерческой деятельности и ускорению товарооборачиваемости, оптимизации расходов, обеспечению своевременных расчетов акционерного общества с дебиторами и кредиторами.

Председатель
Ревизионной комиссии
ОАО «ТД ГУМ»
Р. А. Салехов

ЗАКЛЮЧЕНИЕ АУДИТОРСКО-КОНСУЛЬТАЦИОННОЙ ФИРМЫ ЗАО АКФ «СОВРЕМЕННЫЕ БИЗНЕС-ТЕХНОЛОГИИ» АКЦИОНЕРАМ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА «ТОРГОВЫЙ ДОМ ГУМ» О БУХГАЛТЕРСКОЙ ОТЧЕТНОСТИ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2001 ГОД

1. Нами проведен аудит бухгалтерской отчетности Открытого акционерного общества «Торговый Дом ГУМ» за 2001 год, включающей:

- Бухгалтерский баланс (ф. № 1);
- Отчет о прибылях и убытках (ф. № 2);
- Отчет об изменениях капитала (ф. № 3);
- Отчет о движении денежных средств (ф. № 4);
- Приложение к бухгалтерскому балансу (ф. № 5);
- Пояснительную записку.

Данная отчетность подготовлена исполнительным органом ОАО «ТД ГУМ» в соответствии с нормами, установленными Федеральным законом Российской Федерации «О бухгалтерском учете» от 21 ноября 1996 года № 129-ФЗ (с последующими изменениями и дополнениями); Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным приказом Минфина Российской Федерации от 29.07.98 № 34н (с последующими изменениями и дополнениями); Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина Российской Федерации от 6.07.99 № 43н; Методическими рекомендациями о порядке формирования показателей бухгалтерской отчетности, утвержденными приказом Минфина Российской Федерации от 28.06.00 № 60н.

2. Ответственность за подготовку данной отчетности несет исполнительный орган ОАО «ТД ГУМ». Наша обязанность заключается в том, чтобы высказать мнение о достоверности во всех существенных аспектах бухгалтерской отчетности на основе проведенного аудита.

3. Мы проводили аудит в соответствии с Федеральным законом «Об аудиторской деятельности» от 7.08.01 № 119-ФЗ, Федеральными правилами (стандартами) аудиторской деятельности, а также в соответствии с внутрифирменными стандартами и инструкциями.

4. Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность не содержит существенных искажений. Аудит включал проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в бухгалтерской отчетности. Кроме того, аудит включал оценку принятой учетной политики и важнейших решений, принятых руководством ОАО «ТД ГУМ», а также оценку их общего отражения в бухгалтерской отчетности (в целях установления их соответствия нормативным актам РФ). Проверка соответствия ряда совершенных руководством ОАО «ТД ГУМ» финансово-хозяйственных операций действующему законодательству была проведена исключительно для того, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность не содержит существенных искажений.

Мы полагаем, что проведенный аудит дает достаточные основания для того, чтобы высказать мнение о достоверности данной отчетности.

5. Проведенный аудит бухгалтерской отчетности ОАО «ТД ГУМ» за 2001 год выявил отдельные нарушения методологии ведения бухгалтерского учета материалов, основных средств, капитальных вложений, издержек обращения.

6. По нашему мнению, если оставить в стороне любые поправки, которые могли бы быть признаны необходимыми при возможности получить достаточные подтверждения в отношении обстоятельств, указанных в предыдущем параграфе настоящего заключения, прилагаемая к настоящему заключению бухгалтерская отчетность достоверна, т. е. подготовлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов ОАО «ТД ГУМ» по состоянию на 1 января 2002 года и финансовых результатов его деятельности за 2001 год, исходя из требований норм Федерального закона Российской Федерации «О бухгалтерском учете» от 21 ноября 1996 года № 129-ФЗ (с последующими изме-

нениями и дополнениями); Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденного приказом Минфина Российской Федерации от 29.07.98 № 34н (с последующими изменениями и дополнениями); Положения по бухгалтерскому учету «Бухгалтерская отчетность организации (ПБУ 4/99), утвержденного приказом Минфина Российской Федерации от 6.07.99 № 43н; Методических рекомендаций о порядке формирования показателей бухгалтерской отчетности, утвержденных приказом Минфина Российской Федерации от 28.06.00 № 60н, и других нормативных актов, регламентирующих ведение бухгалтерского учета в Российской Федерации.

Директор департамента аудита
Т. С. Корябочкина

Менеджер проекта
О. В. Шерстнева

ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО * Г.Р. № 121402 * МОСКВА *
MODERN BUSINESS TECHNOLOGIES
СБТ
Аудиторско-консультационная фирма
«Современные бизнес-технологии»


2002


BOTTONI
BOTTONI
ОБУВЬ


Paradies
ecco
ecco


L'ORÉAL
PARIS


L'ORÉAL
PARIS


erbella





JSC «GUM TRADING HOUSE»

2001

Annual Report

Moscow — 2002

ADDRESS OF THE PRESIDENT OF JSC "GUM TRADING HOUSE" TO SHAREHOLDERS



Dear Shareholders,

Reviewing the results of the financial year, I would like to stress, in particular, the fact that in 2001 we managed to retain our leading positions as the largest trading company and strengthen our competitive positions on the consumer market of Moscow.

The carefully developed business strategy aimed at middle and upper middle class consumers accounted, to a large extent, for the success achieved by the company.

Our strategy takes into account the existing differences between department stores of our company. Thus, being the oldest and the most famous department store located in the very heart of Moscow, "GUM on Red Square" is remarkable for its traditions, format, consumer segment, range of goods and their prices, choice of services rendered, and the trading organization. Therefore this department store has its own well-pronounced development strategy. At the same time, a few department stores of the joint-stock company are united into a retail chain of stores of the same kind.

The strategy of "GUM on Red Square" is aimed at the ongoing shaping of Large and the most attractive trading center located in the very heart of Moscow that should offer, on more than 30 tnd sq.m., the widest range possible of high quality goods produced by the leading manufacturers. To achieve this goal, we put forth unceasing efforts to make our commercial policy more efficient, develop consumer complexes and focus them on certain trading zones of the building. Thus, in 2001 we opened the largest in Moscow consumer complex "Household Textile" with the area of 1,200 sq.m., boutiques Offering young fashion goods and the first In GUM "Goods for Children" complex. We do not stop this work and will continue it in the future.

Our strategic goal is to transform "GUM on Red Square" into a modern technically equipped trading center of the world level. In order to do this, we carry out a large-scale reconstruction of the "GUM on Red Square" building providing for the introduction of new trading areas, thereby restoring existing boutiques and ensuring the maximal comfort for our buyers. All the reconstruction work is conducted in the department store permanently operated. As of today, 14 new modern boutiques were opened in premises occupied before by the administration in the 3rd floor and entresols. Consumers may reach them by moving staircases. To make shopping more comfortable, we have constructed the additional bridges for shoppers.

We are sill developing new trading areas. In a year the whole area of the 3rd floor and a significant part of entresols will become a trading zone with modern boutiques, restaurants, coffee shops, and a cinema allowing the further increase of the shoppers inflow into our store.

We do our best to use all the available area resources transforming garrets into administrative and warehouse premises.

In 2001 we took a conceptual decision to dramatically reorganize the business in our subsidiaries by creating our retail chain of department stores since under present conditions separate relatively small department stores cannot dynamically develop any longer.

In March this year as a result of huge preparatory work the chain of department stores under the name "Stylish City" started to function. After thorough repairs of building of former stores of "GUM-Budapest" and " GUM-Krasana" the first two chain department stores were opened. In 2005 the chain "Stylish City" is expected to include 6 to 8 stores of the same type that may be additionally acquired trading space of the company.

The development of the retail store chain will not be limited to Moscow.

To successfully realize the aforesaid strategic tasks, we introduced the modern corporate J.D.Edwards One World information system that allowed us to regularly automate the management of all our operations (from purchase of goods to their sales), all the trading economic processes, and financial flows.

At the same time we significantly optimized the organizational structure of the joint-stock company, adapting it to the new strategic tasks.

Due to the great work done by all the staff, the company successfully completed the financial year with positive results demonstrating that we are a developing and financially stable company. The 2001 turnover reached Rb 2,294 mln, increasing by Rb 240 mln, compared with 2000. The gross earnings came to Rb 952.4 mln, rising by Rb 180.3 mln, whereas the book value was Rb 515.6 mln, growing by Rb 47 mln.

The achieved results allow us to pay to the shareholders dividends and to actively continue the investment policy aimed at the further development and strengthening the positions of the joint-stock company.

Sincerely yours,
V.L. Vechkanov
President of JSC
"GUM Trading House"







REPORT MADE BY THE BOARD OF DIRECTORS AND THE MANAGING BOARD OF JSC "GUM TRADING HOUSE"

MEMBERS OF THE BOARD OF DIRECTORS OF JSC "GUM TRADING HOUSE"

ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS ON APRIL 21, 2000

Full name	Position
1. Alkhazov S.L.	President of CJSC "Mosexpo"
2. Astreina M.K.	President, CJSC "Business Services"
3. Vechkanov V.L.	President, JSC "GUM Trading House" Chairman of the Managing Board of JSC "GUM Trading House"
4. Vinchel M.G.	Director General OJSC "IK "Prospekt"
5. Kalinina N.G.	Director General, Moscow Production Textile Association "Krasnaya Zarya"
6. Korneyeva R.Y.	Chairman of the Trade Union of the Local Public Organization – Initial Trade Union Organization, JSC "GUM Trading House"
7. Kuzmin O.V.	Director General, CJSC "Absolut-Invest"
8. Levkovsky D.V.	Deputy Head, Moscow Representative Office of Diversified Investment Company Limited in Moscow
9. Matveeva T.V.	Director General, CJSC "Registroniks"
10. Musorgina G.V.	Director General, CJSC "GUM-Podarki"
11. Nikitin A.A.	Director General, Moscow Footwear Factory CJSC "Parizhskaia Kommuna"
12. Sokolovskiy V.I.	Chief of the Central Administration of the Moscow Memorial Protection
13. Teplukhin P.M.	President, Troika-Dialog Managing Company
14. Filatov R.A.	Vice-president, Templeton Asset Management Ltd
15. Finger G.M.	Executive Director, Diversified Investment Company Limited

MEMBERS OF THE MANAGING BOARD OF JSC "GUM TRADING HOUSE"

Full name	Position
1. Vechkanov V.L.	President, JSC "GUM Trading House" Chairman of the Managing Board, JSC "GUM Trading House"
2. Yesin V.P.	Vice-president, JSC "GUM Trading House"
3. Kirpicheva L.M.	Vice-president, JSC "GUM Trading House"
4. Stepanov A.T.	Vice-president, JSC "GUM Trading House»
5. Stepanova V.N.	Chief Accountant, JSC "GUM Trading House"

STRUCTURE OF JSC "GUM TRADING HOUSE"

JSC "GUM Trading House"

- GUM on the Red Square
- Department stores – structural subdivisions
- "GUM-Karacharovo" Trading and warehouse complex

The company is an owner of more than fifteen major trading and warehouse facilities in Moscow and trading premises in Kostroma.

The "Upper Trading Rows" building (flagman GUM department store) located on Red Square is used by JSC "GUM Trading House" based on the lease agreement executed in accordance with the legal requirements. The company is authorized to operate the building on Red Square till 2042. Afterwards it will have a preemptive right to resume the lease for a new term.

KEY 2001 RESULTS OF JSC "GUM TRADING HOUSE"

THE 2001 FINANCIAL RESULTS OF JSC "GUM TRADING HOUSE" ARE AS FOLLOWS:

Indices	Rb. mln
Turnover	2,294.0
Gross earnings	952.4
Trading costs	497.8
Proceeds from trading	454.6
Balance of other revenues and expenses	61.0
Book profit	515.6
Profit to be distributed	353.6


ESTĒE LAUDER
Makeup Center


WELLA


CD
CHANEL

In 2001 the turnover of "GUM on Red Square" and department stores – structural subdivisions increased by Rb 240 mln or 11.7%, compared with the previous year, reaching Rb 2,294 mln.

JSC "GUM TRADING HOUSE" TURNOVER DYNAMICS


2 500
2 000
1 500
1 000
500
0
Rb, mln
1997
1998
1999
2000
2001

The 2001 joint-stock company book profit grew by Rb 47 mln or 10%, coming to Rb 515.6 mln.

BOOK PROFIT OF JSC "GUM TRADING HOUSE"


Rb, mln
204,5
168,4
459,6
468,4
515,6
1997
1998
1999
2000
2001

The basic sources of the profit are as follows: gross earnings from sales of goods that came to Rb 346.3 mln, growing by Rb 50.9 mln or 17%, compared to the previous year, and revenues from letting areas on lease that went to Rb 606.1 mln, rising by Rb 129.4 mln or 27%.

The 2001 trading costs came to Rb 497.8 mln, going up by Rb 159.3 mln or 47%, compared with 2000.

The growth of costs was caused, primarily, by the increase of expenses for maintaining premises by Rb 21.1 mln or 90% due to the increase of heat tariffs and the electric power consumption increment because of transforming the first line of the third floor into the trading zone (GUM on Red Square).

The repair and constructions costs also grew by Rb 52.2 mln or 2.3 times, salary went up by Rb 45.1 mln or 50% prompting the growth of the salary allocations by Rb 14.7 mln. The advertising expenses doubled and reached Rb 28.8 mln, with the building lease costs rising by Rb 4.0 mln or 11%.

Despite the cost growing trends, our company makes continuous efforts to enhance the efficiency of the trade material financial resources application. It allows us not only restrain the further growth of costs but also to reduce some of them. Thus, the last year transport costs fell by Rb 500 tnd or 22%, the subscription costs went down by 37%, etc. The motor roads costs were reduced by Rb 9.8 mln or 51%, whereas the land tax amount reduced by Rb 0.8 mln or 8%.

As a result of this, the earnings from trading operations reached Rb 454.6 mln, rising by Rb 21 mln, compared to 2000.

In the year under review the positive difference between earnings gained and expenses incurred was Rb 61 mln that is Rb 26 mln more, compared with the same figure of 2000. This was mainly ensured by the growth of proceeds from sales of securities by Rb 16.9 mln as well as exchange rate revenues that grew by Rb 9.2 mln.

The profit gained by JSC "GUM Trading House" in 2000 was spent over the financial year for the following:

- consumption fund — Rb 18.87 mln
- accumulation fund — Rb 72.21 mln
- capital expenditures fund — Rb 177.70 mln
- social security fund — Rb 3.61 mln
- charitable fund — Rb 3.00 mln
- dividend fund — Rb 72.00 mln

Total — Rb 347.09 mln


accumulation fund 21%
consumption fund 5%
dividends 21%
chariable fund 1%
socuial security fund 1%
capital investment fund 51%

The total value of assets of JSC "GUM Trading House" grew, over 2001, by Rb 283 mln and reached Rb 1,651 mln.

As of January 1, 2002, the current liquidity ratio came to Rb 3.31, with the normal value being 2. The current liquidity of the joint-stock company improved due to the increase of the money balance by Rb 155 mln and the growth of the accounts receivable by Rb 52.6 mln (this increase was promoted by the payment of advances for construction operations to be completed in 2002, as well as by the budgetary allocations overpayment).

CURRENT LIQUIDITY RATIO


3,5
3,25
3
2,75
2,5
2000
2001

As of January 1, 2002, the working capital sufficiency ratio was 0.65, with its normal value being 0.1.

WORKING CAPITAL SUFFICIENCY RATIO


0,66
0,65
0,64
0,63
2000
2001

These figures show that JSC "GUM Trading House" is a financially stable and solvent company.

TRADING ACTIVITY

TRADING AREAS OF JSC "GUM TRADING HOUSE", AS OF JANUARY 1, 2002 (SQ.M.)

	Total Area	Trading Area
Total area,including:	167,253	41,155
GUM on the Red Square	70,245	22,180
Small GUM building	5,954	1,845
Buildings of Moscow and regional department stores	55,321	17,130
"GUM-Karacharovo" Trading Warehouse Complex	35,733	–

The competitive struggle sharpening in Moscow requires the company's management to go on the work focused on retaining the leading role among major trading companies, expanding the range of products offered to consumers, improving the conditions, and enhancing the quality of services rendered.

Keeping in mind the quickly changing situation on the consumer market, large trading centers emerging in Moscow due to the entrance of international trading companies to the Russian market, the management of the joint-stock company focused its efforts on two principal directions, namely, on business development in the flagman department store on Red Square and the development of the Moscow and regional network of retail stores.

The first direction is the development of the business in "GUM on Red Square" as a unique high efficiency trading facility located in the very heart of Moscow. The actual positioning of the GUM flagman department store is a result of the historical development of the store and its inclusion into the central trading zone, on the one hand, and the carefully developed commercial policy due to the dynamics and special features of the demand on the retail market of Moscow.

Despite the architectural special features of the GUM on Red Square building, the commercial policy is focused on providing GUM consumers with a wide range of commodity groups.

The widest assortment is connected with Fashion commodity groups (clothes, footwear, and accessories). In addition, the store offers perfumery, cosmetics, presents, watches, underwear, hosiery.

In the year under review, "GUM on Red Square" opened, for the first time, new trading complexes offering to consumers the widest range possible of household products such as interior textile, decorative fabrics, bed-linen and accessories, terry-cloth products, etc.

We would like to specially underline the creation in the GUM on Red Square building the network of boutiques with various children clothes for all the age groups from 0 to 16 years with a very wide price range.

The children complex was joined by a number of boutiques offering youth fashionable clothes that were opened last year. Along with products manufactured by Marc O'Polo, being a very popular youth fashion brand, we also offer products of such known companies as Benetton, GAS, Morgan, etc. for lower prices.

The basic consumers of the GUM flagman department store are people aged 25—45 with monthly revenues of 250—700 standard units (s.u.), since these people often buy commodities from the abovementioned commodity groups and prefer to do shopping in trading centers and department stores. This segment covers approximately 12-15% of Moscow consumers. This group of consumers also includes people from other regions who cannot buy fashionable goods in cities where they live. Consumers with monthly revenues of 700 s.u. and more are also clients of our department store, however, their share is smaller. As a result of regular monitoring conducted by the marketing service, the volume of consu-

STRUCTURE OF THE TURNOVER OF JSC "GUM TRADING HOUSE" IN 2001


others **11%**
foods **2,3%**
haberdashery **5,5%**
perfumery and cosmetics **8,9%**
crockery **2,3%**
footwear **8,8%**
knitted wear **16,7%**
furs and headgear **4,4%**
clothes and underwear **40,1%**

mer flows of GUM on Red Square is 32—35 tnd people a day.

Taking into account a number of factors such as the growth of people earnings, increase of the consumers' activity, more intensive competitive struggle, and more precise positioning of trading facilities in the central trading zone of Moscow, JSC "GUM Trading House" adjusts its commercial policy. The range offered by "GUM on Red Square" is supplemented by higher and more expensive brands, as well as youth group goods, with a special focus on the price – image –goods quality ratio.

Currently, the department store category accounts for the structure of areas occupied by fashionable goods. The larger share of the trading area is occupied by middle and upper level brand commodities.

Brand level	Trading are percentage (%)
Low	5
Middle	52
High	35
Luxury	8

The company intensifies the work aimed at the optimization of the range of goods based on the consumer demand studies.

Compared with the previous period, the sales grew as follows:

- "Clothes and Underwear" – by 16.3% (We have opened new boutiques such as Cacharel, Another Woman, Eugen Klein, OGGI (ladies garment), Morgan, Ritter, Gentlemen Top (men clothes), GAS, Marc O'Polo, 4 You (fashionable clothes) with a wide range of clothes for men and women of Swedish, Italian and Hollandaise brands, etc.).
- "Furs and Headgear" – by 14.4% (due to the growth of "Arctic" areas and the range expansion).
- "Sport Goods" – by 67.7% due to the attraction of new brands, expansion of the range, centralization of trading brands, improvement of boutique layouts after repairs.
- "Glass and Porcelain Crockery" – by 40.5% (due to the reorganization of boutiques, change of supplies and the range renewal).
- "Household Textile" – by 14.3% (due to the introduction of new trading areas on the 3. floor with the impeccably designed boutiques of Piemontex, Vossen, Olivier Deforge, Paradise, Borido, and inclusion in the household commodity range goods with different price levels, etc).


Marc O'Polo







The second strategic development direction of the joint-stock company is to create the chain of retail modern department stores (with trading areas of 2,000-5,000 sq.m.) offering to consumers a wide range of products focused on fashionable goods (such as clothes, footwear, and accessories). The retail chain of JSC "GUM Trading House" will have the chain name "Stylish City" for all the stores included in it with the unified business style.

We have selected "GUM-Budapest", "GUM-Krasana", and "GUM-Prague" from a number company's department stores located in various Moscow districts with different parameters such as trading areas, consumer flow intensity, competitors' impact, to include them into the retail chain of department stores for the perspective investment. Other stores, except "GUM-Podarki" noted for its unique parameters, will be let on lease in a middle run so that the company could focus its efforts on organizing the classical department stores in selected locations and release financial and human resources.

People gaining from 150 to 500 s.u. per capita are likely to be basic consumers of the Stylish City department stores. This segment of buyers prefers to do shopping in department stores and is aimed at purchasing goods of the middle quality and pricing level. The share of such clients on Moscow market amounts to 35—40%

The long-term strategy of the company is to construct a number of cognate department stores in several major Russian cities. The company believes that its image, commercial policy and a new logistical system will allow it to have certain advantages, compared with its competitors, in order to become the first national store chain in Russia.

In order to achieve the aforesaid objectives, it was proposed to carry out the strategic large-scale reconstruction of the GUM on Red Square building providing for developing new trading areas, improving the boutique and lobby design, and ensuring a high level of comfort for consumers and staff.

CORPORATE MANAGEMENT SYSTEM

One of the development directions of JSC "GUM Trading House", in the year under review, was focused on introducing the corporate information J.D. Edwards One World system with the assistance of Earns & Young. The basic task of the modern information system introduction was to efficiently change the business process management system in the joint-stock company.

The system was put into go live phase on November 15, 2001, allowing thereby the current centralized management of commodity and material resources and cash flows. Its itroduction allowed full automation of financial and storage accounting, logistics, and commodity flow.

The system functionality and the open architecture allow the organization of electronic data exchange with business partners realized in the sphere of processing receipts with such partners as Benetton, Adidas, Reebok, Sportmaster. We work at the creation of the interface for the data exchange with other suppliers.

The remote access feature makes possible the organization and the adjustment of the users work in the united database without any additional costs for separate server equipment and specific software.

The system of orders currently applied at JSC "GUM Trading House" within the framework of the J.D. Edwards One World system allows flexible planning, controlling, purchases, and wholesale shipments. The listed features combined with the electronic data exchange make possible the input of the order directly at the stage of the collection selection and the further delivery control.

Currently, JSC "GUM Trading House" has its own team of professionals able to independently maintain and continue the development of the J.D. Edwards One World system.

To enhance the efficiency of trading processes, GUM strives for applying the modern business technologies.




8

The Internet international network has a portal of JSC "GUM Trading House" at www.gum.ru with the widest range and number of trading positions.

The GUM's portal is positioned as a multi-channel trading project and is aimed to solve the following tasks:

- to attract the attention of potential buyers to the GUM trading brand;
- to provide site visitors with the information about the range of goods in "GUM on Red Square";
- to provide any possibilities of sale and payment of purchases through the Internet.

The portal contains the floor plan of "GUM on Red Square", the access and parking schemes, fashion and GUM news, weather forecast, as well as information about prices for shares in JSC "GUM Trading House", operative trading and financial indices, members of the governing bodies of the joint-stock company and its organizational structure.

ADVERTISING

In 2001 the advertising policy of the company was aimed to strengthen the image of JSC "GUM Trading House" as a trading center with a complex of goods and services meeting different needs of consumers located in a place convenient for Moscow customers, i.e. in its center in the vicinity of famous architectural memorials, as well as to stimulate sales by expanding consumer flows. In order to achieve the aforesaid tasks, the company organized publicity campaigns in mass media, held promotion and PR actions at points of sales. Publicity actions were organized, taking into account the dynamics of the consumer demand for goods represented in GUM.

The motto of the publicity campaign in mass media was as follows: "GUM as a center of attraction". It was related to the company's image and the information in this connection. When developing the campaign action plan, we took into account media preferences of the target segment selected in the course of studies conducted over 2000-2001. We used all the publicity means such as press (Vogue, Cosmopolitan, Caravan of Histories, Thing (Supplement to Expert magazine)), outdoor advertising (lease of boards in the business center of the capital), radio publicity (Autoradio station), television (NTV, TV-6, TNT), distribution of Fly Cards in public places of Moscow.

"GUM on Red Square" organized such large promotion and PR-actions as Aromas for Lovers, New Year Fair, weekly fashion shows near the fountain that have already become a tradition.

The start of the seasonal sales is accompanied by a show of new collections of the leading producers represented in GUM that is organized in the center of the "GUM on Red Square" building.

We apply more widely the practice aimed to coordinate the publicity actions of the company with our partners to promote brands (sold in both GUM's own boutiques and leased ones) more efficiently.

We effectively used possibilities of radio and internal publicity in the "GUM on Red Square" building.

HUMAN RESOURCES POLICY

In 2001 the human resources management was organized based on the strategic objectives and tasks of JSC "GUM Trading House".

High competition on the Moscow market of services requires a special human resources management policy, applying the efficient selection, appointment and promotion of the staff, and the most efficient motivation methods.

The number of the staff of JSC "GUM Trading House" was 2,194 in 2001. It reduced by 69 people. This was caused by combining sections, liquidating inefficient subdivisions and reviewing the personnel needs with regard to various staff categories.

The overall number of the staff was reduced despite the opening of 33 new sections requiring 278 people being employed.

We continued to enhance the efficiency of the trading staff remuneration system and widely introduced the bonus system based on the fixed percentage of the turnover. As a result of this, the monthly level of sales per 1 seller came to Rb 140 tnd against Rb 122 tnd in 2000. The average salary increased by 54.5%, compared with 2000, reaching Rb 5,569.

In order to enhance the quality of services rendered to consumers and professional skills of sales personel, the company has organized a number of psychological trainings. Sales personnel in the number of 142 (from youth clothes, textile and household sections, newly opened boutiques) were trained. In addition, we organized the qualification assessment of sellers and developed the recommendations to enhance their qualification.

Currently, the new organizational company management structure is developed. We carry out preparatory actions and develop new regulations, select and appoint qualified staff for newly created and reorganized structures.

MAJOR REPAIRS AND RECONSTRUCTION

Investments into the reconstruction and major repairs of the "GUM on Red Square" building and structural subdivisions of JSC "GUM Trading House" were Rb 192.5 mln, of them Rb 32.8 mln for the "GUM on Red Square" building were indemnified at the expense of the fund created due to the allocations from the rent for the "Upper Trading Rows" building.

In accordance with the adopted program of the restoration and repair operations to adjust the "Upper Trading Rows" building on Red Square for the operation under modern conditions, construction and engineering operations were implemented in the 1st fourth of the 3rd floor and entresols of the "GUM on Red Square" building (corner of Red Square and Ilinka). This work included the installation of 2 escalators, assembly of 2 new consumer bridges, expansion of the balcony passages and other accompanying operations. 2,200 sq. m. on the 3rd floor and 556 sq.m. of entresols were involved in trading.

New premises were equipped with the centralized air conditioning system. We have implemented a complex of measures to ensure the fire safety in the "GUM on Red Square" building and created the maximally comfortable conditions for consumers.

All the work was done strictly in accordance with the instructions of the Central Administration of Moscow Memorial Protection and under its supervision.

At the same time, we have carried out considerable preparatory work to reconstruct and to repair the 2nd fourth of the 3rd floor and to adapt attic space of "GUM on Red Square" building for administrative purposes. We organized the tender to select a contractor to carry out construction and assembly and concluded a contract with "MNR" from Australia.

In addition to the aforementioned work, the company thoroughly repaired trading rooms with the total area of 5,000 sq.m. and organized in the basement premises of the "GUM on Red Square" building as technical areas and warehouses with the total area of 580 sq.m.

The reconstruction accounts for the interior quality improvement and the creation of more comfortable conditions for consumers due to the installation of escalators, elevators, air conditioning systems, etc. As a result of the reconstruction, the trading area of the first, second and third floors and a certain percentage of the entresol floor of the "GUM on Red Square" building will grow more than by one third and is likely to reach 30,000 sq.m.

AUTHORIZED CAPITAL STOCK OF JSC "GUM TRADING HOUSE"

The authorized capital of JSC "GUM Trading House" is equal to Rb 60,000,000.00 (Sixty million) divided into 60,000,000 (Sixty million) registered ordinary shares with the nominal value of Rb 1 (One) each. Every paid-up ordinary share gives to its holder a right to attend shareholders' meetings, to vote on the issues included in the agenda of the shareholders' meeting, to get dividends in the amount legally fixed at by the general shareholders' meeting.

The number of declared shares of the additional offering is 12,000,000 (Twelve million) shares with the nominal value of Rb 1 (One) each for the total amount of Rb 12,000,000 (Twelve million).

As of March 11, 2002, the register of shareholders of JSC "GUM Trading House" included 10 020 shareholders: 93 legal entities and 9 927 individuals, of them: 12 foreign legal entities and 93 foreign individuals.

Over the period of its existence, JSC "GUM Trading House" organized five offerings of securities (on 02.09.92, 22.06.93, 06.07.95, 15.08.97).

The registered ordinary shares are regularly quoted and traded on the leading stock sites of Russia. They are the Russian Trading System and the Moscow Inter-bank Currency Exchange.

JSC "GUM Trading House" together with the Bank of New-York (USA) placed the American Depository Receipts of level 1 (ADR level 1) in 1996. The conversion of ADR is done based on the following principle: two ordinary shares in JSC "GUM Trading House" – one ADR. Due to the non-falling interest in the securities of our company, shares are converted into ADR



LIST OF THE MAJOR SHAREHOLDERS OF JSC "GUM TRADING HOUSE"

Shareholder	Share in the Authorized Capital Stock (%)
ING Depositary (Nominal holder)	43.58
CJSC Investment Company "Delovye Uslugi"(trust manager)	10.20
Commercial Bank J.P. Morgan Bank International(Nominal holder)	6.98
CJSC "Associated Depositary Company" (Nominal holder)	6.01
CJSC "Depositary Clearing Company" (Nominal holder)	3.41

and vise versa, depending on purposes of investors. The American Depositary Receipts of level 1 issued by JSC "GUM Trading House" are actively traded in Berlin, Frankfurt, and Stuttgart Stock Exchanges, as well as on the OTC market of the USA.

QUOTATION OF SHARES IN JSC "GUM TRADING HOUSE"



1,8
1,6
1,4
1,2
1
0,8
0,6
03.01.01
17.01.01
31.01.01
14.02.01
28.02.01
14.03.01
28.03.01
11.04.01
25.04.01
09.05.01
23.05.01
06.06.01
20.06.01
04.07.01
18.07.01
01.08.01
15.08.01
29.08.01
12.09.01
26.09.01
10.10.01
24.10.01
07.11.01
21.11.01
05.12.01
19.12.01






DIBON

PROPOSED 2001 PROFIT DISTRIBUTION AND MAIN DIRECTIONS OF JSC "GUM TRADING HOUSE" 'S DEVELOPMENT FOR 2002

PROPOSED DISTRIBUTION OF THE PROFITS GAINED IN 2001

It is proposed to approve the following 2001 profit distribution by JSC "GUM Trading House":

- consumption fund — Rb 31.77 mln
- accumulation fund — Rb 6.22 mln
- capital investment fund — Rb 220.00 mln
- social security fund — Rb 5.57 mln
- dividends — Rb 90.00 mln

TOTAL: — Rb 353.56 mln


social security fund 2%
dividends 25%
consumption fund 9%
accumulation fund 2%
capital investment fund 62%

DIVIDENDS

As a result of the 2001 operations, the Board of Directors of JSC "GUM Trading House" recommends to the general shareholders' meeting to pay a dividend of Rb 1.50 per one ordinary share with the nominal value of Rb 1.

RATE OF DIVIDENDS R PER ONE ORDINAR SHARE
IN JSC "GUM TRADING HOUSE"


2
1,5
1
0,5
0
1996
1997
1998
1999
2000
Recommended for 2001

MAIN DIRECTIONS OF JSC "GUM TRADING HOUSE"'S DEVELOPMENT FOR 2002

In 2002 the joint-stock company's operations will be focused on the following basic directions:

1. Further enhancing the competitive ability of the joint stock company on the consumer market of Moscow due enhancing the efficiency of commercial operations to ensure the full satisfaction of the consumer demand, creating maximally comfortable conditions, and rising the quality of services rendered to consumers.

2. Further improving the financial condition of the company; raising its capitalization, achieving high business profitability and ensuring dividends for shareholders.

3. Further restoring and repairing premises to transform the GUM on Red Square building into a modern technically equipped trading center of the world level; realizing of the complex of actions to increase trading areas due to the efficient development of newly created trading zones on entresols and the 3rd floor of the building.

4. Efficient applying trading areas due to the optimization of areas of existing and newly created boutiques and their due locating in trading zones of the "GUM on Red Square" building.

5. Organizing and developing the Stylish City centralized retail chain of department stores.

6. Searching and selecting strategic trading partners, further improving the mechanism of the interrelations with them, opening highly profitable boutiques of leading manufacturers' brands.

7. Developing a new organizational management structure of the joint-stock company to enhance the efficiency of the business management, using the possibilities provided by the corporate J.D. Edwards One World system.

FINANCIAL STATEMENTS

BALANCE SHEET OF THE COMPANY
AS OF JANUARY 1, 2002

ASSETS	Code line	B.O.Y.	E.O.Y.
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05), including:	110	1 741	2 697
patents, licenses, trade marks and similar copyright /proprietary assets	111	1 741	2 697
organizational costs	112		
Fixed assets (01, 02, 03), including:	120	228 297	259 091
land sites and natural resources	121		
buildings, machinery, equipment and other fixed assets	122	228 297	259 091
Construction in progress (07, 08, 16, 61)	130	26 660	65 965
Profitable investments into material values (03)	135		
including assets to be leased	136		
assets to be provided under leasing agreement	137		
Long-term financial investments (06, 82), including:	140	198 721	221 221
investments into subsidiaries	141	33 412	26 378
investments into dependent companies	142		
investments in other entities loans provided to other entities with	143	2 586	3 255
over 12-months' maturity	144	810	1 525
other long-term financial investments	145	161 913	190 063
Other non-current assets	150		
Total Section I	190	455 419	548 974
II. CURRENT ASSETS			
Inventory, including:	210	325 594	379 754
feedstock, materials and similar assets (10, 12, 13, 16)	211	21 541	28 314
livestock in breeding (11)	212		
costs in production in progress (trading costs) (20, 21, 23, 29, 30, 36, 44)	213	77	5 966
finished products and goods for resale (16, 40,41)	214	303 213	344 883
shipped goods (45)	215		
deferred costs (31)	216	763	591
other inventory and costs	217		
VAT on acquired assets (19)	220	57 054	59 921
Accounts receivable (due over 12 months), including:	230	1 617	1 644
from customers and clients (62, 76, 82)	231	334	324
notes receivable (62)	232		
liabilities of subsidiaries and dependent companies (78)	233		
advances paid (61)	234		10
other debtors	235	1 283	1 310
Accounts receivable (due less than in 12 months), including:	240	90 410	143 006
from customers and clients (62,76,82)	241	25 035	24 676
notes receivable (62)	242		

ASSETS	Code line	B.O.Y.	E.O.Y.
1	2	3	4
liabilities of subsidiaries and dependent companies (78)	243	12 137	2 612
debts of participants (founders) on their contributions into the authorized capital(75)	244		
advances paid (61)	245	6 237	48 548
other debtors	246	47 001	67 170
Short-term financial investments (56, 58, 82), including:	250	117 942	42 081
investments into dependent companies	251	5 498	1 125
buyout shares	252		
other short-term financial investments	253	112 444	40 956
Cash, including:	260	320 182	475 498
till cash (50)	261	1 417	2 152
current accounts (51)	262	221 619	231 713
foreign exchange accounts (52)	263	77 971	219 534
other monetary funds (55, 56, 57)	264	19 175	22 099
Other current assets	270		
Total Section II	290	912 799	1 101 904
Balance (190 + 290)	300	1 368 218	1 650 878

LIABILITIES	Line code	B.O.Y	E.O.Y.
1	2	3	4
III. EQUITY AND RESERVES			
Authorized capital (85)	410	60 000	60 000
Additional capital (87)	420	199 829	153 946
Reserve capital (86)	430	7 570	9 000
Including:			
reserves formed in compliance with the legislation	431	7 570	9 000
reserves formed in accordance with the constituent documents	432		
Welfare Funds (88)	440	4 689	4 689
Accumulation Fund (88)	441	377 612	611 552
Consumption Fund (88)	442	72 982	77 960
Targeted funding and receipts (96)	450		1
Retained earning of previous years (88)	460	347 087	
Non-compensated loss of previous years (88)	465		
Retained earnings of the year under review (88)	470		353 564
including minority interest	471		
Retained loss of the year under review:	475		
including minority interest	476		
Total Section III	490	1 069 769	1 270 712
Minority interest in the authorized capital	491		
IV. LONG-TERM LIABILITIES			
Loans (92,95)	510		
Including:			
Bank loans maturing 12 months from the reporting date or later	511		
other loans due within 12 months from the reporting date	512		
Other long-term liabilities	520		
Total Section IV	590		

LIABILITIES	Line code	B.O.Y	E.O.Y.
1	2	3	4
V. SHORT-TERM LIABILITIES			
Loans (90,94)	610		
Including:			
Bank loans maturing 12 months from the reporting date or later	611		
other loans due within 12 months from the reporting date	612		
Accounts payable	620	290 169	323 481
Including:			
vendors and contractors (60, 76)	621	242 588	287 876
notes payable (60)	622		
debts owed to subsidiaries and dependent companies (78)	623	27 467	7 826
on wages (70)	624		
on social security and welfare (69)	625	2 566	3 925
debts owed to the budget (68)	626	10 542	9 502
advances received (64)	627		6 441
to other creditors	628	7 006	7 911
Dividends calculations (75)	630	3 749	9 894
Future income (83)	640	4 531	46 791
Reserves for forthcoming expenditures and payments (89)	650		
Other short-term liabilities	660		
Total Section V	690	298 449	380 166
BALANCE(total of lines 490 + 590 + 690)	700	1 368 218	1 650 878

INFORMATION ON VALUES ON OFF-BALANCE-SHEET ACCOUNTS

Name of off-balance-sheet account	Line code	B.O.Y.	E.O.Y.
1	2	3	4
Leased fixed assets (001)	910		
including on leasing terms	911		
Merchandise and other material valuables accepted for safe-keeping (002)	920	104	
Goods on commission (004)	930	16 487	59 755
Debts of insolvent debtors, written of as losses (007)	940	730	2 560
Wear and tear of the dwelling (municipal) fund (014)	950		
Wear and tear of external accomplishment and other similar objects (015	960		
	970		
	980		
	990	1	

FINANCIAL STATEMENT
FROM JANUARY 1 2000 TO JANUARY 1, 2001
AS PER OKUD # 2

Name of category	Line code	For the period under review	For the similar period of the previous
1	2	3	4
I. REVENUES AND EXPENSES			
Proceeds (net) from merchandise and product sales and services (less VAT, excise duties and similar changes), including	010	1 863 813	1 670 113
sales of goods, products	011	1 250 570	1 190 521
joint operation of areas areas and farming of its own areas	012	606 071	476 645
payable services	013	7 172	2 947
Cost of sales of goods, products, work, services, including those sold:	020	911 407	898 019
sales of goods, products	021	907 904	895 932
joint operation of areas and farming of its own areas	022		
payable services	023	3 503	2 087
Gross value	029	952 406	772 094
Commercial expenses	030	497 836	338 497
Management expenses	040		
Profit (loss) from sales (lines 010 - 020 - 030 - 040)	050	454 570	433 597
II. OPERATIONAL REVENUES AND EXPENSES			
Interest payable	060	2 692	4 966
Interest receivable	070		
Income from equity in other companies	080	25 412	25 913
Other operating income	090	526 390	271 391
Other operating costs	100	534 170	298 556
III. NON-SALES REVENUES AND EXPENSES			
Other non-sales income	120	83 499	75 880
Other non-sales expenses	130	42 820	44 761
Profit (loss) before taxation	140	515 573	468 430
Minority interest	145		
Income tax and other compulsory payments	150	162 009	121 343
Profit (loss) from ordinary activity	160	353 564	347 087
Minority interest	165		
IV. EXTRAORDINARY REVENUES AND EXPENSES			
Extraordinary revenues	170		
Extraordinary expenses	180		
Retained earnings (loss) for the period under review (lines 160 + 170 - 180)	190	353 564	347 087
Minority interest	195		

Index	Line code	Over the period under review	Over the similar period of the previous year
1	2	3	4
FOR REFERENCE ONLY			
Dividends per share			
preferred shares	201		
ordinary shares	202		
Proposed for the next reporting year Dividends as of 1 share			
preferred shares	203		
ordinary shares	204		

EXPLANATIONS ON SOME PROFITS AND LOSSES

Item	Code line	Over the year under review		For the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines and penalties recognized or judged by the court (arbitration) on their recovery	210		5		73
Profit or loss of previous years	220	1 918	7 524	2 424	152
Indemnification against loss caused by failure to fulfill or improper fulfillment of obligations	230	19	342	82	3
Exchange rate differences for operations with foreign currency	240	37 692	29 496	41 633	42 612
Reduction of the cost of material – production inventories as of e.o.y.	250				
Accounts payable and receivable written off with the expired action term	260	123	2 560	548	774

CAPITAL FLOW REPORT

AS PER OKUD # 3

Name of category	Line code	Balance at the beginning of the year	Received in the year under review	Spent in the year under review	Balance at the end of the year
1	2	3	4	5	6
1. EQUITY CAPITAL					
Authorized capital	10	60 000			60 000
Additional capital	20	199 829		45 883	153 946
Including appreciation of assets after the re-appraisal	21				
Reserve fund	30	7 570	1 430		9 000
Retained profit of the year under review	40		353 564		353 564
Retained profit of the previous years	50	347 087		347 087	
Welfare Fund	60	4 689	4 832	4 832	4 689
including accumulation fund	61	377 612	387 423	153 483	611 552
including consumption fund	62	72 982	18 570	13 592	77 960
Target funding and revenues from budget	70		1		1
	72				
Total Section I	079	1 069 769	764 390	563 447	1 270 712
Reserves of forthcoming expenses including	080				
	081				
	082				
	083				
Total Section II	089				
Estimated reserves – total	090				
including	091				
	092				
Total Section III	099				

Name of the Category	Line code	For the year under review	For the previous year
1	2	3	4
Amount of the capital as of the beginning of the year under review	100	60 000	60 000
Increase of the capital – total	110		
Including:			
	111		
	112		
	113		
	114		
	115		
Reduction of the capital - total:	120		
	121		
	122		
	123		
	124		
Amount of the capital as of the end of the year under review	130	60 000	60 000

REFERENCES

Name of the Category	Line code	Balance as of the beginning	Balance as of the end
1	2	3	4
1) Net assets	150	1 049 501	1 306 770
		From the budget	From branch and interindustrial funds
		3	4
2) Received for:			
funding of capital investments	191		
funding of scientific research	192		
indemnification against losses	193		
social development	194		
other purposes	195		

CASH FLOW REPORT

AS PER OKUD # 4

Name of category	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1. Cash at the beginning of the year	10	303 383			
2. Cash received – total	20	4 384 085	4 320 579	63 349	157
including:					
proceeds from sale of merchandise, products and services	30	2 605 759	2 605 759		
proceeds from sales of fixed and other assets	40	210		159	51
advance payments received from customers (clients)	50	2 783	2 783		

Name of category	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
budgetary allocations and other targeted funding	60				
free of charge	70				
credits, loans	80	179 225	179 225		
Loans obtained	85				
dividends, interest on financial deposit	90	106			106
other proceeds	110	1 596 002	1 532 812	63 190	
including:	111				
	112				
	113				
3. Cash allocated – total	120	4 231 486	3 572 110	519 344	88 944
for payment for purchased goods and services	130	1 698 171	1 698 171		
for payment of wages	140	13 279			
for welfare payments	150	37 809			
for expense accounts	160	11 169	11 169		
for advances	170	59 180	59 180		
for payments for equity participation in construction	180				
for payment for machinery, equipment and means of transportation	190	6 894		6 894	
for financial investments	200	545 239		512 450	32 789
for dividend and					
interest payments	210	56 155			56 155
for settlement with the budget	220	452 740	452 740		
for payment of interest on loans and credits received	230				
for other payments, transfers, etc.	250	1 350 850	1 350 850		
4. Cash balance at the end of the period under review	260	455 982			
FOR REFERENCE:					
Received as cash settlements under line 020 (except data in line 100) – total	270	78 998			
including settlements with:					
legal entities	280	2 108			
individuals	290	76 890			
including					
using cash registers	291	76 890			
using strict reporting forms	292				
Cash available:					
received from the bank into the company's cash till	295	7 323			
transferred to the bank from the company's cash till	296	49 536			

ATTACHMENT TO THE BALANCE SHEET
AS PER OKUD # 5

1. BORROWED FUNDS MOVEMENT

Name of category	Line Code	Balance at the beginning of the year	Received	Spent	Balance as of the end of the year
1	2	3	4	5	6
Long-term bank loans	110				
including overdue	111				
Other long-term loans	120				
including overdue	121				
Short-term bank loans	130		179 225	179 225	
including overdue	131				
Other short-term loans	140				
including overdue	141				

2. RECEIVABLES AND PAYABLES

Name of category	Line code	Balance at the beginning of the yea	Liabilities incurred	Liabilities repaid	Balance at the end of the year
1	2	3	4	5	6
Accounts receivable short-term	210	90 410	3 552 259	3 499 663	143 006
including overdue	211	69	20 376	69	20 376
including for a period of over 3 months	212	69	20 376	69	20 376
long-term	220	1 617	111	84	1 644
including overdue	221	3	75	68	10
including for a period of over 3 months	222	3	75	68	10
from line 240 receivables with payments expected more than 12 months from the reporting date	223	1 617	111	84	1 644
Accounts payable					
short-term	230	283 987	4 509 385	4 470 076	323 296
including overdue	231	34 789	38 622	34 789	38 622
including for a period of over 3 months	232	34 789	38 622	34 789	38 622
long-term	240	6 182	185	6 182	185
including overdue	241	6 182	185	6 182	185
including for a period of over 3 months	242	6 182	185	6 182	185
from line 240 of debt, payments for which shall be effected in 12 month from the reporting date	243	6 182	185	6 182	185
Collateral:					
received	250				
including from third persons	251				
issued	260				
including to third parties	261				

REFERENCE TO SECTION 2

Name of category	Line code	Balance at the beginning of the year	Received	Paid	Balance at the end of the year
1	2	3	4	5	6
1) Notes/ bills movement					
Notes issued	262				
including overdue	263				
Notes received	264				
including overdue	265				
2) Accounts receivables					
on shipped products (work, services) at actual cost	266	25 369	1 665 190	1 665 559	25 000

3) LIST OF DEBTORS WITH THE LARGEST DEBTS

Name of the entity	Line Code	Balance at the end of the year	
		Total	Including carried for over 3 months
1	2	3	4
Kone Lifte ZAO	270	2 240	
Leader Company OOO	271	14 333	
Mak K	272	3 813	
OPK Universal	273	2 678	
Sants OOO	274	1 361	
Teamontazh	275	6 215	

4) LIST OF CREDITORS WITH THE LARGEST DEBTS

Name of the entity	Line Code	Balance at the end of the year	
		Total	including carried for over 3 months
1	2	3	4
Bolshevichka MAO	280	4 548	
Nostalgie TK OOO	281	7 160	
Style Brand OOO	282	5 415	
Versalia TD ZAO	283	8 564	
Optim-98 OOO	284	6 715	
Vostok-Polikom	285	10 200	
Holding-Center TD	286	45 607	
	287		
	288		

3. DEPRECIABLE ASSETS

Name of category	Line code	Balance at the beginning of the year	Received (introduced)	Went out	Balance at the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Intellectual (industrial) property rights	310	2 195	1 681	180	3 696
including titles pursuant to copyright and other agreements for works of science, literature and art; related rights; rights to software, database, etc.	311	2 195	1 681	180	3 696
from invention patents to inventions, production samples, collectable items, from certificates to useful models, trade marks and service logos or license agreements for their use	312				
from know-how	313				
Rights to use individually identified item of natural resources	320				
Organizational expenses	330				
Entity's business reputation	340				
Other	349	151			151
Total (sum of lines 310+320+330+340+349)	350	2 346	1 681	180	3 847
II. FIXED ASSETS					
Land lots and natural resources	360				
Buildings	361	180 321	280	8 336	172 265
Constructions	362	280		280	
Machinery and equipment	363	83 746	53 476	2 355	134 867
Means of transportation	364	6 361	1 107	550	6 918
Tools, production and operational inventory	365	616	216	123	709
Work cattle	366				
Ranch cattle	367				
Planted trees and shrubbery	368				
Other types of fixed assets	369	15		4	11
Total (sum of lines 360-369)	370	271 339	55 079	11 648	314 770
including:					
operating	371	264 523	54 565	11 637	307 451
non-operating	372	6 816	514	11	7 319
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES					
Assets to be transferred for leasing	381				
Assets to be transferred under the leasing agreement	382				
Other	383				
Total (sum of lines 381-383)	385				

REFERENCE TO SECTION 3

Name of category	Line code	At the beginning of the year	Balance at the end of the year
1	2	3	4
In line 371, column 3 and 6:			
transferred for lease	387	63 901	48 515
including:			
buildings	388	48 374	48 374
constructions (facilities)	389	15 527	141
	390		
Depreciation of property:			
intangible assets	393	605	1 150
fixed assets – total	394	43 042	55 679
including:			
buildings and constructions (facilities)	395	28 437	27 723
machinery, equipment, means of transportation	396	14 277	27 643
other	397	328	313
profitable investments into material values	398		
FOR REFERENCE			
Result of indexation due to revaluation of fixed assets:			
actual (replacement) cost	401		
wear	402		
Pledged assets	403		
Cost of the depreciated assets at which the depreciation is not accrued	404		
Including intangible assets	405		
including fixed assets	406		

4. MOVEMENT OF LONG-TERM INVESTMENT FINANCING AND FINANCIAL CONTRIBUTION

Name of category	Line Code	Balance at the beginning of the year	Accrued (formed)	Used	Balance at the end of the year
1	2	3	4	5	6
Company's own assets – total	410	802 370	764 390	518 994	1 047 766
Including:					
depreciation of fixed assets	411	347 087	353 564	347 087	353 564
depreciation of intangible assets	412	377 612	387 423	153 483	611 552
profit retained by the company (accumulation fund)	413	77 671	23 402	18 424	82 649
other	414		1		1
Outside funds – total	420		179 225	179 225	
Including:					
Bank loans	421		179 225	179 225	
loans from other companies	422				
equity participation in construction	423				
from the budget	424				
from extra-budgetary funds	425				
other	426				
Total of own and outside funds (lines 410 and 420 combined)	430	802 370	943 615	698 219	1 047 766
FOR REFERENCE					
Construction in progress	440	26 660	108 848	69 543	65 965
Investment into subsidiaries	450	33 412		7 034	26 378
Investment into dependent companies	460				

5. FINANCIAL INVESTMENTS

Name of category	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Shares and stock of other companies	510	35 998	29 633		
Bonds and other debentures	520	11 418	7 464	112 444	40 956
Loans extended	530	810	1 525	5 498	1 125
Other	540	150 495	182 599		
FOR REFERENCE					
Debentures and other securities at market value	550				

6. EXPENSES INCURRED

Name of category	Line Code	For the year under review	For the previous year
1	2	3	4
Material expenditures	610	216 941	123 895
	611		
	612		
	613		
Wages costs	620	135 822	90 769
Welfare payments	630	49 901	35 200
Depreciation of fixed assets	640	13 105	8 034
Other costs	650	82 067	80 599
	651		
	652		
	653		
Total expenditures	660	497 836	338 497
From the total amount of costs reported at non-sales accounts	661	3 146	6 599
Changes of balances (increase, reduction) production in progress	670		
expenses deferred	680		
reserve of expenses deferred	690		

7. SOCIAL INDICATORS

Name of category	Line code	Due for payment as per calculation	Spent	Transferred to funds
1	2	3	4	5
Allocations for social purposes:				
to the Social Security Fund	710	5 539	4 395	1 229
to the Pension Fund	720	38 860		35 405
to the Employment Fund	730			
for medical insurance	740	4 996		4 535
Allocations to non-State pension funds	750			
Insurance allocations under agreements of voluntary pensions and insurance	755			
Average number of employees	760			
Cash pay-outs and bonuses unrelated to production or provision of services	770			
Income on shares and investments into the Company's assets	780			

CONCLUSION OF THE INSPECTION COMMISSION ON THE OPERATIONAL RESULTS OF JSC «GUM TRADING HOUSE» FOR 2001

The Inspection Commission hereby underlines that the financial statements of JSC «GUM Trading House» have been prepared in compliance with Federal Law «On Accounting» of November 21, 1996 No 129-FZ, «Provisions on Accounting and Reporting in the Russian Federation» adopted by Order of the Ministry of Finances of the Russian Federation of July 29, 1998 No 34n, «Accounting Policy of the Company» (Accounting Provisions 1/98) adopted by Order of the Ministry of Finances of the Russian Federation of December 09, 1998 No 60n, «Financial Statements of the Company» (Accounting Provisions 4/99) adopted by Order of the Ministry of Finances of the Russian Federation of July 06, 1999 No 43n, as well as other legal documents of the Russian Federation regulating the accounting and reporting procedures.

In 2001 the income before taxation reached Rb 515.6 mln, increasing by 10%, compared with the same figure of last year, whereas the profit from sales increased by 4.8%. It should be noted, however, that in 2001 the commercial expenses increased by 47.1%, compared with 2000, and came to Rb 497.8 mln. In the course of the commercial expenses analysis conducted by the Inspection Commission, it was established that the allowed growth of the «expenses to maintain buildings and premises» (by 89.9%), «expenses to repair fixed assets» (2.3 times), «expenses for wages» (by 49.6%) is objective (due to the increase of water supply tariffs and utilities consumption caused by the growth of trading areas) and justified (by the organization of trading sections on the 3rd floor). Operational and non-realization expenses and revenues in absolute terms did not significantly change. The income from ordinary operations les taxes and any similar compulsory allocations reached Rb 353.6 mln.

The accounts receivable increase in 2001 by Rb 52.6 mln, whereas the amount of advanced for operations to be completed under agreements in 2002 grew by Rb 42.3 mln, the budget liabilities (related to taxes) to the company increased by Rb 20.6 mln. The accounts payable for 2001 increased by 11.5%, with the accounts payable for settlements with suppliers and contractors being 18.7% higher (stocks grew by 16.6%). This is connected with certain changes in payment for commodities under purchase and sale agreements.

In 2001 the company ensured the safety of commodities and material values.

In the period under review the Inspection Commission considered the results of the financial economic operations of JSC «GUM Trading House» as of the dates of the review. The commission checked the efficiency of applying the company's own working capital, as well as the situation with accounts payable and receivable. The report of the chief accountant was considered.

In the course of the inspection of the financial statements of JSC «GUM Trading House» by the external auditor (ZAO «Modern Business Technologies» Audit and Consulting Company) adopted by resolution of the general shareholders' meeting, the accounting department of the company made all the correcting records in the 2001 report.

Taking into account the above, the Inspection Commission hereby confirms the truthfulness of the balance sheet of the joint-stock company as of January 1, 2002 with the value of Rb 1,650.9 mln, as well as the financial and property stability of JSC «GUM Trading House».

The Inspection Commission hereby recommends to take steps to speed up the commodity circulation, expenses optimization and to ensure the modern level of settlements of the joint-stock company with its debtors and creditors.

Chairman of the Inspection Commission
of JSC «GUM Trading House»
(signature)
R.A. Salekhov
Seal of the Company

AUDITORS' CONCLUSION PREPARED BY ZAO AKF «MODERN BUSINESS TECHNOLOGIES» TO THE SHAREHOLDERS OF OPEN JOINT-STOCK COMPANY «GUM TRADING HOUSE» REGARDING THE FINANCIAL STATEMENTS OF OPEN JOINT-STOCK COMPANY «GUM TRADING HOUSE» FOR 2001

1. We have carried out the audit of the 2001 financial statements of Open Joint-Stock Company «GUM Trading House», including:

- Balance sheet (Form No 1)
- Profit and Loss Account (Form No 2)
- Capital Flow Report (Form No 3)
- Cash Flow Report (Form No 4)
- Supplements to the Balance Sheet (Form No 5)
- Explanatory Notes.

The aforesaid financial statements of JSC «GUM Trading House» have been prepared in compliance with Federal Law «On Accounting» of November 21, 1996 No 129-FZ (as amended), «Provisions on Accounting and Reporting in the Russian Federation» adopted by Order of the Ministry of Finances of the Russian Federation of July 29, 1998 No 34n (as amended), «Financial Statements of the Company» (Accounting Provisions 4/99) adopted by Order of the Ministry of Finances of the Russian Federation of July 06, 1999 No 43n, and the Methodical recommendations related to the manner of calculating accounting indices adopted by Order of the Ministry of Finances of the Russian Federation of 28.06.00 No 60n.

2. The executive body of JSC «GUM Trading House» is responsible for the preparation of the aforesaid financial statements. Our duty is to express our opinion regarding the truthfulness of the financial statements in any material aspects based on the audit conducted.

3. We have carried out the audit in accordance with the Federal Law «On Auditing Activities» of 07.08.01 No 119-FZ, the Federal Regulations (Standards) of the audit, as well as in accordance with internal company standards and instructions.

4. The audit was planned and conducted in such a manner so that we could be sure enough that the financial statements do not contain any significant distortions. The audit included, on a selective basis, the confirmation of numerical data and explanations contained in the financial statements. In addition, the audit included the estimation of the accounting policy adopted and the most important decisions taken by the management of JSC «GUM Trading House» as well as the estimation of the overall reflection in the financial statements (to establish whether the statements comply with normative acts of the Russian Federation). A number of financial economic operations carried out by the management JSC «GUM Trading House» were inspected to established whether they conform to the effective legislation, exclusively to be sure enough that the financial statements do not contain any significant distortions.

We believe that the audit conducted gives us enough reasons to express our opinion regarding the truthfulness of the aforesaid statements.

5. The conducted audit of the 2001 financial statements of JSC «GUM Trading House» disclosed certain breaches of the accounting methodology related to the accounting of materials, fixed assets, capital expenditures, and trading costs.

6. In our opinion, if we do not take into account any corrections that may be recognized required to get sufficient confirmation of the liabilities specified in the previous paragraph hereof, the financial statements attached hereto are true, i.e. they are prepared in such a manner so that they could duly reflect, in any material aspects, the assets and the liabilities of JSC «GUM Trading House» as of January 1, 2002, and its 2001 financial results in accordance with requirements of Federal Law «On Accounting» of November 21, 1996 No 129-FZ (as amended), «Provisions on Accounting and Reporting in the Russian Federation» adopted by Order of the Ministry of Finances of the Russian Federation of July 29, 1998 No 34n (as amended), «Financial Statements of the Company» (Accounting Provisions 4/99) adopted by Order of the Ministry of Finances of the Russian Federation of July 06, 1999

No 43n, and the Methodical recommendations related to the manner of calculating accounting indices adopted by Order of the Ministry of Finances of the Russian Federation of 28.06.00 No 60n, and other normative documents regulating the accounting in the Russian Federation.

Supplements: 2001 Financial Statements of JSC «GUM Trading House» on 17 pages:

1. Balance sheet (Form No 1) on 4 pages
2. Profit and Loss Account (Form No 2) on 2 pages
3. Capital Flow Report (Form No 3) on 2 pages
4. Cash Flow Report (Form No 4) on 1 page
5. Supplements to the Balance Sheet (Form No 5) on 5 pages
6. Explanatory Notes on 3 pages

Project Manager
(sgd) O.V. Sherstneva

ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО * Г.Р. № 121402
MODERN BUSINESS TECHNOLOGIES
СБТ
Аудиторско-консультационная фирма
«Современные бизнес-технологии»
* МОСКВА *